SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2003

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

This report consists of (i) unaudited condensed financial statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2002 and 2003, and nine months ended September 30, 2002 and 2003 and (iii) other information, and is being made pursuant to Section 4.02 of the Indenture, dated as of April 4, 2002, by and between Globe Telecom, Inc., and The Bank of New York, as trustee.

ii

GLOBE TELECOM, INC.

iii

PART I—FINANCIAL INFORMATION

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30				December 31 2002 (As restated)
	2003		2002 (As restated)
	(In Thousand Pesos)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	18,975,965	(Peso)	16,505,163	(Peso)	18,963,154
Short-term investments		1,384,500		—		3,994,050
Receivables - net (Note 13)		16,041,744		14,044,328		12,433,183
Inventories and supplies - net		635,806		882,121		382,616
Deferred income tax - net (Note 11)		1,979,788		948,146		972,280
Prepayments and other current assets		1,840,143		3,046,670		2,485,347

Total Current Assets		40,857,946		35,426,428		39,230,630

Property and Equipment - net (Notes 3, 5 and 12)		100,145,462		95,097,948		96,269,815

Other Assets
Deferred charges and others - net (Note 4)		1,814,695		1,330,215		1,601,801
Miscellaneous deposits and investments - net (Note 5)		1,936,740		1,766,490		2,090,483

		3,751,435		3,096,705		3,692,284

Total Noncurrent Assets		103,896,897		98,194,653		99,962,099

	(Peso)	144,754,843	(Peso)	133,621,081	(Peso)	139,192,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (Notes 6 and 10)	(Peso)	22,346,689	(Peso)	22,892,671	(Peso)	20,958,216
Unearned revenues		2,488,769		2,456,256		2,113,681
Notes payable		—		653,591		6,639
Current portion of:
Long-term debt (Note 7)		7,911,646		6,894,442		7,430,233
Other long-term liabilities (Note 8)		217,777		187,061		190,074

Total Current Liabilities		32,964,881		33,084,021		30,698,843

Deferred Income Tax - net		4,967,224		3,921,310		4,080,329
Long-term Debt - net of current portion (Note 7)		48,147,608		45,847,948		51,144,018
Other Long-term Liabilities - net of current portion (Note 8)		2,465,056		2,422,122		2,413,609

Total Noncurrent Liabilities		55,579,888		52,191,380		57,637,956

Total Liabilities		88,544,769		85,275,401		88,336,799

Stockholders’ Equity (Note 9)
Paid-up capital		39,413,429		39,369,390		39,377,802
Retained earnings		16,796,645		8,976,290		11,478,128

Total Stockholders’ Equity		56,210,074		48,345,680		50,855,930

	(Peso)	144,754,843	(Peso)	133,621,081	(Peso)	139,192,729

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended September 30				Nine Months Ended September 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
NET OPERATING REVENUES	(Peso)	12,558,164	(Peso)	10,803,118	(Peso)	36,525,541	(Peso)	33,174,781

COSTS AND EXPENSES
Operating (Notes 10 and 12)		5,297,909		2,855,487		15,124,851		12,801,887
Depreciation and amortization (Notes 3 and 4)		3,151,645		2,953,604		8,794,949		7,698,915
Provisions for (recovery of allowance for):
Doubtful accounts		375,830		(433,868)		610,089		576,464
Impairment losses on property and equipment and other probable losses		(9,930)		(80,905)		219,087		108,927
Inventory losses, obsolescence and market decline		(12,299)		56,851		7,818		60,393
Losses on retirement of investments in cable systems (Note 3)		110,507		—		110,507		—

		8,913,662		5,351,169		24,867,301		21,246,586

INCOME FROM OPERATIONS		3,644,502		5,451,949		11,658,240		11,928,195

OTHER INCOME (EXPENSES) - Net
Interest expense (Note 7)		(1,025,294)		(1,081,330)		(2,995,644)		(2,761,973)
Swap costs and other financing charges		(488,226)		(348,354)		(1,482,625)		(949,352)
Interest income		200,701		121,447		617,248		312,477
Reversal of provisions (provisions) for:
Restructuring costs on network integration (Notes 2 and 6)		—		(204,657)		113,347		(204,657)
Impairment of investments in shares of stocks (Note 5)		(132)		—		(906,683)		—
Losses on retirement of property and equipment (Note 2)		—		(2,202,329)		—		(2,202,329)
Equity in net earnings (losses) of investee company		163		200		(3,927)		499
Others - net		434,081		321,286		872,923		351,390

		(878,707)		(3,393,737)		(3,785,361)		(5,453,945)

INCOME BEFORE INCOME TAX		2,765,795		2,058,212		7,872,879		6,474,250

PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 11)
Current		(76,795)		398,541		496,970		1,178,515
Deferred		(284,948)		372,975		(120,613)		894,417

		(361,743)		771,516		376,357		2,072,932

NET INCOME	(Peso)	3,127,538	(Peso)	1,286,696	(Peso)	7,496,522	(Peso)	4,401,318

Earnings Per Share (Note 14)
Basic	(Peso)	20.48	(Peso)	8.37	(Peso)	49.01	(Peso)	28.65
Diluted		20.42		8.37		48.91		28.65

Dividends declared per common stock (Note 9)	(Peso)	14.00	(Peso)	—	(Peso)	14.00	(Peso)	—

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Nine Months Ended September 30
	2003		2002 (As restated)
	(In Thousand Pesos)
Preferred Stock - Series “A”	(Peso)	792,575	(Peso)	792,575

Common Stock
Balance at beginning of period		7,595,272		6,054,872
25% stock dividends		—		1,518,984
Issued		—		21,416

Balance at end of period		7,595,272		7,595,272

Additional Paid-in Capital - Common
Balance at beginning of period		31,109,975		32,609,708
Stock option purchase price		219		—
25% stock dividends		—		(1,518,984)
Issued		—		48,890
Expenses on stock offering		—		(29,639)

Balance at end of period		31,110,194		31,109,975

Subscriptions Receivable - Common
Balance at beginning of period		(120,020)		(169,166)
Collections - net of refunds		35,408		40,734

Balance at end of period		(84,612)		(128,432)

Paid-up Capital		39,413,429		39,369,390

Retained Earnings
Balance at beginning of period, as previously reported		11,720,337		4,939,704
Adjustment - adoption of SFAS 38/IAS 38 (Note 4)		(242,210)		(315,813)

Balance at beginning of period, as restated		11,478,127		4,623,891
Net income		7,496,522		4,401,318
Dividends on (Note 9):
Common stock		(2,126,676)		—
Preferred stock - Series “A”		(51,328)		(48,919)

Balance at end of period		16,796,645		8,976,290

	(Peso)	56,210,074	(Peso)	48,345,680

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30
	2003		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	7,872,879	(Peso)	6,474,250
Adjustments for:
Depreciation and amortization of property and equipment		8,722,719		7,665,248
Interest expense		2,995,644		2,761,973
Provisions for (recovery of allowance for):
Impairment of investments in shares of stocks		906,683		—
Doubtful accounts		610,089		576,464
Impairment losses on property and equipment and other probable losses		219,087		108,927
Inventory losses, obsolescence and market decline		7,818		60,393
Losses on retirement of property and equipment		—		2,202,329
Restructuring costs on network integration		(113,347)		204,657
Losses on retirement of investments in cable system		110,507		—
Amortization of deferred charges and others		72,230		33,667
Loss on disposal of property and equipment		39,378		187,964
Equity in net losses (earnings) of investee company		3,927		(499)
Loss on direct write-off of inventory		109		—
Interest income		(617,248)		(312,477)
Dividend income from investee company		(189)		(209)

Operating income before working capital changes		20,830,286		19,962,687
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(4,207,017)		(3,225,176)
Inventories and supplies		(228,742)		(105,013)
Prepayments and other current assets		450,596		1,029,693
Increase in:
Accounts payable and accrued expenses		3,614,586		1,072,479
Unearned revenues		80,410		1,425,343
Other long-term liabilities		149,296		83,856

Cash generated from operations		20,689,415		20,243,869
Interest paid		(3,539,316)		(3,193,536)
Income tax paid		(905,019)		(1,174,022)

Net cash flows provided by operating activities		16,245,080		15,876,311

(Forward)

	Nine Months Ended September 30
	2003		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment	(Peso)	(13,323,855)	(Peso)	(12,814,111)
Interest received		638,133		313,963
Proceeds from sale of property and equipment		45,817		31,056
Dividends received		189		209
Decrease (increase) in:
Short-term investments		2,681,038		—
Miscellaneous deposits and investments		(756,800)		(688,248)
Deferred charges and others		—		(209,644)

Net cash flows used in investing activities		(10,715,478)		(13,366,775)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Long-term borrowings		5,362,439		14,268,197
Short-term borrowings		—		1,026,230
Repayments of:
Long-term borrowings		(8,953,395)		(5,902,460)
Short-term borrowings		(6,639)		(2,472,686)
Payments of dividends to:
Common shareholders		(1,846,750)		—
Preferred shareholders		(108,072)		—
Subscription of capital stock, net of stock-related expenses		35,626		82,165
Decrease in due to affiliates		—		(758,115)

Net cash flows provided by (used in) financing activities		(5,516,791)		6,243,331

NET INCREASE IN CASH AND CASH EQUIVALENTS		12,811		8,752,867
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		18,963,154		7,752,296

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Peso)	18,975,965	(Peso)	16,505,163

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines for interim financial information for public registrants. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

The preparation of the financial statements in conformity with accounting principles generally accepted in the Philippines requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying condensed consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

The statements include the accounts of Globe Telecom, Inc. (herein referred to as “Globe Telecom” or “Globe”) and its wholly owned subsidiary, Innove Communications, Inc. (formerly Isla Communications, Inc.), collectively referred to as “Globe Group”. All significant intercompany balances and transactions including intercompany profits and unrealized profits and losses were eliminated during consolidation in accordance with the accounting policy on consolidation.

On August 21, 2003, the Philippine Securities and Exchange Commission (“SEC”) approved the change of the name of Isla Communications Co., Inc. to Innove Communications, Inc. (hereafter referred to as “Innove”) in line with the consolidation of wireline business under Innove. On September 30, 2003, Globe Telecom transferred its wireline voice and data services to Innove (see Note 2). On the same date, Globe Telecom discontinued its telex services due to declining revenues and cost efficiency. Starting October 1, 2003, all wireline voice and data services will be under Innove.

Reference is made to Globe Group’s annual report on Form 20-F for the year ended December 31, 2002, filed with the United States (“U.S”) SEC for the complete set of financial notes including Globe Group’s significant accounting policies.

Adoption of New Accounting Standards

The Globe Group adopted the following Statements of Financial Accounting Standards (“SFAS”), which became effective for audited financial statements covering the period beginning January 1, 2003 and for interim financial statements starting 2003. These standards adopted their corresponding International Accounting Standards (“IAS”).

•	SFAS 10/IAS 10, Events After the Balance Sheet Date. This standard prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard are included in the financial statements, principally, the date of authorization for release of the financial statements;

•	SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets. This standard provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items; and

•	SFAS 38/IAS 38, Intangible Assets. This standard establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized over a period not exceeding 20 years. The new standard requires that expenditures on research, start-up, training, advertising and relocation be charged to operations as incurred.

The effects of adoption of SFAS 38/IAS 38 are discussed in Note 4. The adoption of SFAS 10/ IAS 10 and SFAS 37/IAS 37 did not have a material effect on the consolidated financial statements.

Provisions

A provision is recognized only when the Globe Group has: (a) a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Segment Reporting

The Globe Group’s major operating business units are the basis upon which the Globe Group reports its primary segment information. Financial information on business segments is presented in Note 15. The Globe Group generally accounts for inter-segment revenues and expenses at agreed transfer prices.

Starting January 1, 2003, the Globe Group redefined the role of its Carrier business from a major Strategic Business Unit with its own profit and loss accountability to a support group to the wireless and wireline voice businesses. International Long Distance and National Long Distance service revenues previously reported under the Carrier Business but attributable to the wireless and wireline voice businesses are now reported under the statements of income of the respective businesses.

Prior to January 1, 2003, business segments for management reporting purposes were organized into four major operating businesses. The prior period segment information was restated to conform to the new composition of Globe Group’s reportable segments.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

•	SFAS 12/IAS 12, Income Taxes. This standard prescribes the accounting treatment for income taxes. The Globe Group will adopt the standard in 2004. The Globe Group has yet to determine the financial impact of adoption of the standard;

•	SFAS 17/IAS 17, Leases. This standard prescribes the accounting policies and disclosures for finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The Globe Group will adopt the standard in 2004. The Globe Group has yet to determine the financial impact of adoption of the standard; and

•	SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates. This standard provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/ IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, the Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of September 30, 2003, the net cumulative capitalized foreign exchange losses amounted to (Peso)5.30 billion, net of accumulated depreciation of (Peso)1.96 billion.

2.	Integration of Globe Telecom and Innove Operations

a.	Wireless Operations

In September 2002, Globe Telecom announced the operational integration of Globe Telecom’s and Innove’s wireless networks to increase the Globe Group’s business focus and streamline its operations in order to optimize utilization of the network which will benefit subscribers. A key element of the integration involved the migration of existing wireless subscribers of Innove to the improved Touch Mobile service, allowing them to enjoy superior coverage and service offering available through the Globe-Innove integrated network.

The operational integration enabled the joint use of Innove’s 10 Mhz frequency resources by Globe Telecom and the use of certain elements of the existing Innove network. The National Telecommunications Commission (“NTC”) approved the joint use of Innove’s frequency by the Globe Group on August 1, 2002. Certain elements of the Innove network which cannot be redeployed to the Globe network were shut down in 2002 to avoid unnecessary duplication. The shut down necessitated Innove’s recognition of losses on retirement of certain property and equipment and restructuring costs in 2002. As of September 30, 2003, Innove has substantially completed the equipment deinstallation activities as well as pretermination of leases which involved negotiation with the lessors.

b.	Wireline Operations

On May 26, 2003, Globe Telecom and Innove filed a joint application with NTC for authority to sell and transfer Globe Telecom’s wireline voice and data services to Innove. The NTC approval of the legal transfer of Globe Telecom’s wireline business authorizations, properties, assets and obligations to Innove became effective in August 2003. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe Telecom and Innove to ensure smooth transfer of the service and no disruption in interconnection with other carriers while the transfer is ongoing. Pursuant to the approval granted by the NTC, the wireline business of Globe Group was integrated into Innove on September 30, 2003. As a result, Globe Telecom became a purely wireless company.

Globe Telecom’s wireline voice and data assets and liabilities were transferred to Innove at net book value (“NBV”). No gain or loss was recognized from the transfer and the excess of the NBV over the agreed consideration of the net assets transferred was accounted as a capital transaction and shown as additional investment in Innove, consistent with the accounting policies on the transfer of assets and liabilities between related parties under common control. On a consolidated basis, the transfer had no impact on net revenues, EBITDA (earnings before interest, income tax, depreciation and amortization and other income (expenses)), net income, cash flow from operations and financing activities as of September 30, 2003. Innove remains to be a wholly-owned subsidiary of Globe Telecom.

The transfer of the wireline business of Globe Telecom to Innove is still part of the Globe Group’s operational integration activities to achieve increased focus and streamlined operations. The integrated and focused wireline operations signal the Globe Group’s commitment to innovation, customer focus and operational excellence.

3.	Property and Equipment

Investments in cable systems include the cost of Globe Telecom’s ownership share in the capacity of certain cable systems under a consortium or private cable set-up and indefeasible rights of use (“IRUs”) of circuits in various cable systems. It also includes the cost of cable landing station and transmission facilities where Globe Telecom is the landing party (see Notes 5 and 8).

During the second quarter of 2003, Globe Telecom recognized a provision for impairment amounting to (Peso)110.51 million related to certain cable systems which have been deactivated and were the subject of ongoing talks for decommissioning among the cable parties and operators. During the third quarter of 2003, these cable systems were written off from the accounts.

In 2002 and 2003, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment of the Globe Group. The Globe Group prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002, and certain equipment from 10 years to 3-5 years in 2003. These changes have been accounted for as change in accounting estimates. The change in the remaining useful life of certain equipment in 2003 has increased depreciation expense by (Peso)83.76 million (or (Peso)0.55 on a per share basis) for the three months and nine months ended September 30, 2003.

Innove

In 2003, Innove entered into a sale and purchase agreement with PCI Leasing and Finance, Inc. (PCILF) covering the sale of condominium units and parking lots to Innove for a consideration of (Peso)471.78 million (see Note 12).

4.	Deferred Charges

The Globe Group adopted SFAS 38/IAS 38, Intangible Assets, effective January 1, 2003. As a result of the adoption, the Globe Group charged its unamortized preoperating expenses as of January 1, 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of the related projects. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased net income by (Peso)18.40 million, net of related tax of (Peso)7.83 million, both for the three months ended September 30, 2003 and 2002, and (Peso)55.20 million, net of related tax of (Peso)23.48 million, both for the nine months ended September 30, 2003 and 2002, representing the amortization that would have been charged to these periods. Retained earnings as of January 1, 2003 have been reduced by (Peso)242.21 million (net of related deferred income tax of (Peso)104.83 million), consisting of unamortized preoperating expenses as of adoption date.

5.	Investment in C2C Holdings Pte. Ltd.

Innove has 4.25% ownership in C2C Holdings Pte. Ltd. (“C2C Holdings”) consisting of 20 million Class A shares at an acquisition cost of $17.26 million.

During the first half of 2003, Innove recognized a full provision for its equity investment in C2C Holdings amounting to (Peso)894.55 million (or (Peso)5.89 on a per share basis). The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C Pte. Ltd. (“C2C”) until the end of their economic useful lives and after considering the increased potential risk from the restructuring of C2C’s debt. An independent market study was commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings. As of September 30, 2003, the carrying value of the investment in C2C Holdings has been fully provided.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C. Aside from Innove’s equity stake in C2C Holdings, Globe Telecom has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas. Notwithstanding Innove’s full provision against the equity investment in the holding company, Globe Telecom recognizes the long-term benefits of its purchased capacity in the C2C cable network and its investment in the cable landing station (see Note 3). Aside from servicing the network requirements of the fixed line and data businesses of the Globe Group, Globe Telecom has started benefiting from savings on lower bandwidth costs.

The C2C cable network started full commercial operations in March 2002. C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, the Philippines and the U.S.

6.	Accounts Payable and Accrued Expenses

In 2003, the provisions, included under “Accounts payable and accrued expenses” account, relate to the Globe Group’s wireless and wireline business amounting to (Peso)628.49 million and (Peso)314.87 million as of September 30, 2003 and 2002, respectively, and (Peso)518.56 million as of December 31, 2002. The Globe Group has various pending regulatory claims and assessments. The information usually required by SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice the outcome of these claims and assessments. The Globe Group recognized provisions amounting to (Peso)109.94 million, net of reversals amounting to (Peso)114.66 million for the nine months ended September 30, 2003. As of September 30, 2003, these matters are still being resolved.

The balance of the provisions also includes Innove’s provision relating to NTC fees that represents accrual for permit fees amounting to (Peso)117.26 million, which were assessed by the NTC on March 27, 1996 required under Section 40 (g) of the Public Service Act. Innove, together with other telecommunications companies, particularly the members of the Telecommunications Operators of the Philippines, has disputed the assessed permit fees. Innove has retained these provisions pending the resolution of the on-going Supreme Court (“SC”) case on the matter. The expected timing of the settlement of the permit fees cannot be anticipated pending resolution of these matters.

As of September 30, 2003, the balance of accrual for restructuring costs related to the network integration of Innove amounted to (Peso)25.32 million. Payments of (Peso)62.99 million were made to various lessors to settle the preterminations of site leases. As of September 30, 2003, Innove has substantially completed the equipment deinstallation activities as well as the lease preterminations which involved negotiation with the lessors. The related costs incurred were lower than the estimated cost provided for in 2002. Accordingly, the excess provision amounting to (Peso)113.35 million (or (Peso)0.75 on a per share basis) was reversed in June 2003.

7.	Long-term Debt

Long-term debt as of December 31, 2002 amounting to (Peso)3,852.00 million was secured by chattel mortgages on certain property and equipment. On February 28, 2003, the secured lenders approved the release of chattel mortgages. Documentation of the release is still being completed as of November 10, 2003.

The loan agreements with suppliers, banks and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of financial ratios and percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

Senior Notes

The Senior Notes are redeemable in whole or in part at the option of Globe Telecom at the redemption dates set forth below, after giving the required notice under the indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, by publishing a notice in the Luxembourg Wort. The Senior Notes may be redeemed at the following prices (for Senior Notes redeemed during the 12-month period commencing on each of the years below, expressed as percentages of the principal amount), plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

	2009 Senior Notes		2012 Senior Notes
Redemption date	On or after August 1, 2004		On or after April 15, 2007
Redemption price	2004	106.500%	2007	104.875%
	2005	104.333%	2008	103.250%
	2006	102.167%	2009	101.625%
	2007 and thereafter	100.000%	2010 and thereafter	100.000%

On October 7, 2002, Globe Telecom solicited consents from holders of its 2009 Senior Notes to amend the indenture under which the 2009 Senior Notes were issued in August 1999. On October 21, 2002, Globe Telecom obtained the requisite consents from the holders of the 2009 Senior Notes. The proposed amendments conformed certain terms and covenants contained in the indenture for the 2009 Senior Notes with the terms and covenants in the indenture for the 2012 Senior Notes which were issued in April 2002.

Globe Telecom has expressed its intention to exercise its call option on the 2009 Senior Notes in August 2004. Globe Telecom is currently raising the required funds to redeem the notes mainly through internally generated cash, additional bank loans and proposed issuances of local bonds. As of September 30, 2003, Globe Telecom has redeemed $44.44 million of the 2009 Senior Notes.

8.	Other Long-term Liabilities

In July 2002, Globe Telecom received advance service fees from C2C amounting to $1.60 million which will be offset against its share in the operations and maintenance costs of the cable landing facilities of Globe Telecom pursuant to a landing party agreement entered into by both parties in August 2000. Also, in January 2003, Globe Telecom received advance lease payments from C2C for its cable landing station facilities amounting to $4.11 million. As of September 30, 2003, the parties have yet to finalize the terms of their definitive agreements on these matters. Pending finalization of the terms of such definitive agreements, the parties have agreed on a lease amortization schedule and application of a portion of the advance service fees for C2C’s share in the 2002 operations and maintenance costs of the cable landing facilities. Accordingly, Globe Telecom, recognized service fees of (Peso)10.76 million and (Peso)31.60 million for the three months and nine months ended September 30, 2003, respectively, and lease income of (Peso)5.32 million and (Peso)45.88 million for the three months and nine months ended September 30, 2003, respectively. As of September 30, 2003, the current and non-current portion of the said advances amounted to (Peso)61.09 million and (Peso)173.41 million, respectively.

9.	Stockholders’ Equity

Philippine Deposit Receipts (“PDRs”)

On December 26, 2002, Globe Telecom Holdings, Inc. filed with the Philippine SEC a request for the revocation of its permit to sell PDRs. The remaining balance of underlying common shares as of December 31, 2002 were either sold in the open market, in a transaction over the Philippine Stock Exchange, proceeds of which were remitted to the respective holders or conveyed to the holders in an over-the-counter transaction in 2003.

Stock Option Plan

Globe Telecom has three stock-based compensation plans. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12 million common shares.

The Employees Stock Ownership Plan (“ESOWN”) for all regular employees (granted in 1998 and 1999) and the Executive Stock Option Plan 1 (“ESOP1”) for key senior executives (granted in 1998 and 2000) provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the ESOP1 shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The qualified officers and employees shall pay for the shares subscribed under the ESOP1 and ESOWN through installments over a maximum period of ten years and five years, respectively. The shares of stock have a holding period of five years and the employees must remain with Globe Telecom or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of September 30, 2003, exercised shares under ESOP1 totaled 1,712,133 shares with a weighted average exercise price of (Peso)196.75 a share while options exercisable totaled 4,582 after the reverse stock split, with an adjusted weighted average exercise price of (Peso)477.50 a share.

On April 4, 2003, Globe Telecom granted additional stock options to key executives and senior management personnel of the Globe Group under the Executive Stock Option Plan 2 (“ESOP2”). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 until June 30, 2003, which is the closing date for the acceptance of the offer. As of September 30, 2003, a total of 639,200 stock options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547, which is the average quoted market price of the last 20 trading days preceding April 4, 2003. Fifty percent of the options become exercisable from April 4, 2005 to April 4, 2013, while the remaining fifty percent become exercisable from April 4, 2006 to April 4, 2013. In order to avail of the privilege, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares.

A summary of the Company’s stock option activity and related information for the periods ended September 30 follows:

	2002			2003
	Number of Shares	Weighted-Average Exercise Price		Number of Shares	Weighted-Average Exercise Price
Outstanding, January 1 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50
Granted (ESOP2)	—		—	639,200		547.00

Outstanding, September 30	4,582	(Peso)	477.50	643,782	(Peso)	546.51

Exercisable, September 30 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50

There were no options exercised or forfeited for the periods ended September 30, 2002 and 2003.

Dividends on Preferred Shares

As of September 30, 2003, the dividends in arrears for preferred “A” shareholders amounted to (Peso)51.33 million or (Peso)0.34 per share. Preferred “A” shares were listed on June 29, 2001 with the PSE.

Dividends on Common Shares

On April 1, 2003, the BOD of Globe Telecom approved the declaration of cash dividends of (Peso)2.13 billion or (Peso)14 per common share to common stockholders of record as of April 21, 2003. Payment was made on May 6, 2003.

10.	Pension Plan

Globe Telecom

Based on the latest actuarial valuation as of September 30, 2003, the actuarial accrued liability amounted to (Peso)732.80 million and the fair value of the plan assets amounted to (Peso)756.59 million, resulting in an overfunding of (Peso)23.78 million. Upon transfer of some Globe Telecom employees to Innove in the fourth quarter of 2003 in connection with the transfer of wireline business, the actuarial accrued liability would amount to (Peso)545.27 million and the fair value of the plan assets would amount to (Peso)569.06 million. The principal actuarial assumptions used to determine pension benefits included investment yield rate of 10% and salary increase rate of 8% per annum. Globe Telecom’s annual contribution to the pension plan consists of a payment covering the current service cost for the year plus a payment toward funding the actuarial accrued liability.

Innove

Based on the actuarial estimates performed by an independent actuary as of October 1, 2003 computed using the projected unit credit cost method, the unfunded actuarial accrued liability amounted to (Peso)27.86 million. Upon transfer of Globe Telecom employees to Innove, the actuarial accrued liability would amount to (Peso)228.76 million and the fair value of the plan assets, including a portion of the funds to be transferred from Globe Telecom in the fourth quarter of 2003, would amount to (Peso)200.89 million. The principal actuarial assumptions used to determine pension costs were a salary increase of 8% per year and an investment rate of return of 10% per annum. The Company’s annual contribution to the pension plan consists of a payment covering the current service cost for the year plus a payment toward funding the actuarial accrued liability.

During the first quarter of 2003, Innove implemented a separation program. As of September 30, 2003, there were 81 employees who availed of the program at a total cost of (Peso)11.55 million. Innove’s separation program constitutes a curtailment. A curtailment occurs when there is a significant reduction in the number of employees covered by a plan or when an element of future service in respect of existing employees will no longer qualify for benefits. Accordingly, the resulting loss from the curtailment amounting to (Peso)2.30 million both for the three months and nine months ended September 30, 2003 was included in pension benefit cost in the period in which the curtailment occurred.

11.	Income Taxes

Starting January 1, 2003, the Globe Group recognized income from subscriber identity module (“SIM”) packs and prepaid card sales at point of sale for income tax reporting purposes. The change in tax treatment is consistent with a proposed tax regulation that will prescribe outright taxation on sales of SIM packs and prepaid cards by telecom companies. The change resulted in deferred tax asset amounting to (Peso)675.08 million as of September 30, 2003.

In September 2003, Innove reversed a portion of valuation allowance amounting to (Peso)754.70 million based on management’s assessment of realizability of deferred tax assets. Such assessment was based on positive results of operations in 2003, as well as an anticipation of sustained profitability in the foreseeable future.

12.	Agreements

Innove has a lease agreement with PCILF covering certain units, including parking lots, at the Innove Plaza (formerly Globe-Isla Plaza) for a period starting from October 5, 2000 to August 19, 2006. The agreement includes, among others, the payment by Innove to PCILF of a security deposit amounting to (Peso)116 million and a monthly rate of (Peso)6.79 million for the first quarter of 2003 and (Peso)6.99 million for the second quarter 2003, which will be reviewed and adjusted on a quarterly basis. Lease expense for the nine months ended September 30, 2002 and 2003 amounted to (Peso)63.80 million and (Peso)43.56 million, respectively.

In 2003, Innove and PCILF mutually agreed to the termination of the lease agreement and both parties entered into a sale and purchase agreement effective June 30, 2003 covering the sale of PCILF of the condominium units and parking lots to Innove for a consideration of (Peso)471.78 million (see Note 3).

13.	Contingencies

NTC Memorandum Circular No. 13-6-2000

Globe Telecom is an intervenor in and Innove is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court (“RTC”) of Quezon City by virtue of which Globe Telecom and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two years. The NTC appealed the grant of the injunction to the Court of Appeals (“CA”). On October 25, 2001, Globe Telecom and Innove received a copy of the decision of the CA ordering the dismissal of the case before the RTC for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Innove filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Innove filed a Petition for Review by way of Certiorari to the SC on February 10, 2002. On April 16, 2002, the SC required the Solicitor General to comment on the Petition. On September 17, 2002, the NTC filed its comment. On July 23, 2002, the Company filed its comment.

The SC, in its resolution dated September 9, 2002, denied the Petition for Review, a copy of which was received by Globe Telecom and Innove on September 26, 2002. On October 10, 2002, Globe Telecom and Innove filed a motion for reconsideration (with motion to consolidate) of the SC’s resolution. On February 17, 2003, the SC granted the motion for reconsideration and reinstated the petition. On April 15, 2003, the Globe Group received the order of the SC requiring the Companies to file the memorandum in the case. Subsequently, the SC reversed the decision of the CA and declared the RTC as having jurisdiction over the case. The SC remanded the case to the RTC for further hearing. As of November 10, 2003, Globe Telecom is still awaiting the resumption of proceedings before the RTC.

In the event, however, that Globe Telecom and Innove are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the Globe Group would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with International Carriers

On February 7, 2003, AT&T and WorldCom filed a petition before the U.S. Federal Communications Commission (“U.S. FCC”) seeking a stop payment order on settlements to Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier is in a position to exercise its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. Globe Telecom received a copy of the Order dated March 10, 2003 from the Chief

International Bureau of the U.S. FCC suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, NTC issued an order last March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Globe Telecom has notified AT&T of its position and has demanded prompt payment of various sums owed by AT&T. As of March 25, 2003, Globe Telecom suspended receipt of traffic from AT&T.

On April 10, 2003, Globe Telecom filed a Petition for Review before the U.S. FCC seeking to reverse the Order from the Chief International Bureau. Proceedings on the Petition for Review are ongoing.

On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties. However, Globe Telecom has not yet come to an agreement with any of the U.S. carriers on a mutually acceptable rate.

Management continues to assess the status of its net outstanding receivable due from AT&T and will pursue available remedies for the favorable resolution of the stop payment order. In the meantime, Globe Telecom is continuously sending outbound traffic to AT&T. On March 5, 2003, AT&T paid Globe Telecom (Peso)184 million even after AT&T filed the petition with U.S. FCC. As of September 30, 2003, Globe Telecom had net traffic settlement receivable of $3.59 million from AT&T (net of allowance for doubtful accounts of $0.11 million).

14.	Earnings Per Share

Globe Telecom’s earnings per share amounts for the three months ended September 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	3,127,538	(Peso)	1,286,696	(Peso)	3,127,538	(Peso)	1,286,696
Less dividends on preferred shares		16,398		14,651		—		14,651

Net income available to common shares	(Peso)	3,111,140	(Peso)	1,272,045	(Peso)	3,127,538	(Peso)	1,272,045

Weighted average number of shares		151,905		151,907		151,905		151,907
Dilutive shares arising from:
Convertible preferred shares		—		—		1,201		—
Stock options		—		—		37		1

		151,905		151,907		153,143		151,908

Per share figures	(Peso)	20.48	(Peso)	8.37	(Peso)	20.42	(Peso)	8.37

Globe Telecom’s earnings per share amounts for the nine months ended September 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	7,496,522	(Peso)	4,401,318	(Peso)	7,496,522	(Peso)	4,401,318
Less dividends on preferred shares		51,328		48,919		—		48,919

Net income available to common shares	(Peso)	7,445,194	(Peso)	4,352,399	(Peso)	7,496,522	(Peso)	4,352,399

Weighted average number of shares		151,905		151,905		151,905		151,905
Dilutive shares arising from:
Convertible preferred shares		—		—		1,325		—
Stock options		—		—		37		1

		151,905		151,905		153,267		151,906

Per share figures	(Peso)	49.01	(Peso)	28.65	(Peso)	48.91	(Peso)	28.65

Convertible preferred shares were not included in the calculation of 2002 diluted earnings per share since their inclusion would be antidilutive.

As discussed in Note 4, the Globe Group’s adoption of SFAS 38/IAS 38 has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased earnings per share by (Peso)0.12, net of related tax both for the three months ended September 30, 2002 and 2003 and (Peso)0.36, net of related tax, both for the nine months ended September 30, 2002 and 2003.

15.	Reporting Segment

Effective January 1, 2003, the Globe Group’s reportable segments consist of: (1) wireless communications services; (2) wireline voice communications services; and (3) wireline data communications services. On September 30, 2003, Globe Telecom has discontinued its telex service due to declining revenues and cost efficiency.

As discussed in Note 2, the change in the composition in the reportable segments resulted from management’s decision to redefine the role of its Carrier business from a Strategic Business Unit with profit and loss accountability to a support group to its wireless and wireline businesses. International Long Distance and National Long Distance revenues previously reported under the Carrier business but attributable to the wireless and wireline businesses will now be reported under the statements of income of the respective businesses. As a result, the comparative segment information for 2002 was restated to conform to the new composition of Globe Group’s reportable segments.

The Globe Group’s segment information for the three months ended September 30 follows (in millions):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	11,283	(Peso)	910	(Peso)	365	(Peso)	—	(Peso)	12,558
Operating expenses		(4,514)		(338)		(188)		(721)		(5,761)

EBITDA [2]		6,769		572		177		(721)		6,797
Depreciation and amortization		(2,233)		(626)		(97)		(196)		(3,152)

EBIT		4,536		(54)		80		(917)		3,645
Other income (expenses) - net		(1,089)		(131)		(56)		397		(879)

Income (loss) before income tax	(Peso)	3,447	(Peso)	(185)	(Peso)	24	(Peso)	(520)	(Peso)	2,766

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	9,515	(Peso)	1,007	(Peso)	281	(Peso)	—	(Peso)	10,803
Operating expenses		(1,354)		(402)		(147)		(494)		(2,397)

EBITDA[2]		8,161		605		134		(494)		8,406
Depreciation and amortization		(1,858)		(713)		(217)		(166)		(2,954)

EBIT		6,303		(108)		(83)		(660)		5,452
Other expenses - net		(3,061)		(179)		(123)		(31)		(3,394)

Income (loss) before income tax	(Peso)	3,242	(Peso)	(287)	(Peso)	(206)	(Peso)	(691)	(Peso)	2,058

The Globe Group’s segment information for the nine months ended September 30 follows (in millions):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	32,849	(Peso)	2,637	(Peso)	1,039	(Peso)	—	(Peso)	36,525
Operating expenses		(12,511)		(1,164)		(577)		(1,820)		(16,072)

EBITDA [2]		20,338		1,473		462		(1,820)		20,453
Depreciation and amortization		(6,149)		(1,828)		(281)		(537)		(8,795)

EBIT		14,189		(355)		181		(2,357)		11,658
Other expenses - net		(3,151)		(307)		(202)		(125)		(3,785)

Income (loss) before income tax	(Peso)	11,038	(Peso)	(662)	(Peso)	(21)	(Peso)	(2,482)	(Peso)	7,873

The provision for impairment of the investment in C2C Holdings for 2003 is reported under Corporate.

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	29,663	(Peso)	2,690	(Peso)	822	(Peso)	—	(Peso)	33,175
Operating expenses		(10,155)		(1,234)		(598)		(1,561)		(13,548)

EBITDA[2]		19,508		1,456		224		(1,561)		19,627
Depreciation and amortization		(4,899)		(2,037)		(360)		(403)		(7,699)

EBIT		14,609		(581)		(136)		(1,964)		11,928
Other income (expenses) - net		(4,830)		(410)		(260)		46		(5,454)

Income (loss) before income tax	(Peso)	9,779	(Peso)	(991)	(Peso)	(396)	(Peso)	(1,918)	(Peso)	6,474

The segment assets and liabilities are as follows (in millions):

September 30, 2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	114,629	(Peso)	20,391	(Peso)	1,964	(Peso)	7,771	(Peso)	144,755
Segment liabilities	(Peso)	84,501	(Peso)	2,703	(Peso)	159	(Peso)	1,182	(Peso)	88,545

September 30, 2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	90,455	(Peso)	29,831	(Peso)	7,274	(Peso)	6,061	(Peso)	133,621
Segment liabilities	(Peso)	67,049	(Peso)	12,009	(Peso)	3,816	(Peso)	2,401	(Peso)	85,275

December 31, 2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	95,749	(Peso)	32,797	(Peso)	3,382	(Peso)	7,265	(Peso)	139,193
Segment liabilities	(Peso)	72,908	(Peso)	11,437	(Peso)	1,248	(Peso)	2,744	(Peso)	88,337

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.
[2]	The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. The Globe Group’s presentation of EBITDA differs from the above definition by excluding other income (expenses). The Globe Group’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

16.	Reconciliation of Significant Differences between Generally Accepted

Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Innove in preparing the accompanying condensed consolidated financial statements conform with Philippine GAAP, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A reconciliation of Philippine GAAP net income, earnings per share and stockholders’ equity to U.S. GAAP follow.

Reconciliation of Net Income and Earnings Per Share

The net income and earnings per share under U.S. GAAP are as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
Net income as reported under Philippine GAAP	(Peso)	3,127,538	(Peso)	1,286,696	(Peso)	7,496,522	(Peso)	4,401,318
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(743,336)		(859,580)		(761,952)		(165,140)
Depreciation expense on capitalized foreign exchange losses – net		155,447		136,095		437,167		381,506
Compensation expense		(3,557)		(4,753)		(6,961)		(14,259)
Pension expense		(6)		(6,767)		3,603		(8,992)
Recognition (deferral) of revenues on sale of prepaid cards based on actual airtime – net		—		80		—		(5,570)
Deferred up-front fees under Staff Accounting Bulletin (SAB) 101		—		(9,422)		(17,316)		(29,909)
Amortization of deferred up-front fees under SAB 101		20,217		6,734		36,024		17,390
Deferred up-front fees under Emerging Issues Task Force (EITF) 00-21		(43,285)		—		(43,285)		—
Amortization of deferred up-front fees under EITF 00-21		5,211		—		5,211		—
Discount on sale of preloaded airtime to be deferred under EITF 00-21		16,691		—		16,691		—
Amortization of discount on sale of preloaded airtime to be deferred under EITF 00-21		(8,863)		—		(8,863)		—
Cumulative effect of change in accounting principle arising from the adoption of Financial Acconting Standard (FAS) No. 143 - net of tax		(132,853)		—		(132,853)		—
Accretion expense on asset retirement obligation		(40,120)		—		(40,120)		—
Depreciation expense on capitalized asset retirement obligation		(23,261)		—		(23,261)		—
Fair value gain (loss) on hedging and other instruments - net		(91,681)		187,720		(191,412)		(416,060)
Fair value loss on the underlying hedged obligation		(3,875)		—		(3,875)		—
Effect of deferred income tax		336,088		178,449		331,318		87,610

Net income as reported under U.S. GAAP	(Peso)	2,570,355	(Peso)	915,252	(Peso)	7,096,638	(Peso)	4,247,894

(Forward)

	Three Months Ended September 30				Nine Months Ended September 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
Basic EPS - Philippine GAAP	(Peso)	20.48	(Peso)	8.37	(Peso)	49.01	(Peso)	28.65
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(4.89)		(5.66)		(5.01)		(1.09)
Depreciation expense on capitalized foreign exchange losses - net		1.02		0.90		2.88		2.51
Compensation expense		(0.02)		(0.03)		(0.04)		(0.09)
Pension expense		(0.00)		(0.04)		0.02		(0.06)
Recognition (deferral) of revenues on sale of prepaid cards based on actual airtime - net		—		0.00		—		(0.04)
Deferred up-front fees under SAB 101		—		(0.06)		(0.11)		(0.19)
Amortization of deferred up-front fees under SAB 101		0.14		0.04		0.24		0.11
Deferred up-front fees under EITF 00-21		(0.29)		—		(0.29)		—
Amortization of deferred up-front fees under EITF 00-21		0.03		—		0.03		—
Discount on sale of preloaded airtime to be deferred under EITF 00-21		0.11		—		0.11		—
Amortization of discount on sale of preloaded airtime to be deferred under EITF 00-21		(0.06)		—		(0.06)		—
Cumulative effect of change in accounting principle arising from the adoption of FAS 143 - net of tax		(0.88)				(0.88)		—
Accretion expense on asset retirement obligation		(0.26)		—		(0.26)		—
Depreciation expense on capitalized asset retirement obligation		(0.15)		—		(0.15)		—
Fair value gain (loss) on hedging and other instruments - net		(0.60)		1.24		(1.26)		(2.73)
Fair value loss on the underlying hedged obligation		(0.03)		—		(0.03)		—
Effect of deferred income tax		2.21		1.17		2.18		0.58

Basic EPS - U.S. GAAP	(Peso)	16.81	(Peso)	5.93	(Peso)	46.38	(Peso)	27.65

Diluted EPS - U.S. GAAP	(Peso)	16.78	(Peso)	5.93	(Peso)	46.30	(Peso)	27.65

Reconciliation of Stockholders’ Equity

Stockholders’ equity under U.S. GAAP appears as follows:

	Nine Months Ended September 30
	2003		2002 (As restated)
	(In Thousand Pesos)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	56,210,074	(Peso)	48,345,680
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(7,264,287)		(6,203,176)
Accumulated depreciation on capitalized foreign exchange losses - net		1,963,249		1,353,763
Proceeds from ESOWN to be recorded as temporary equity		(91,982)		(82,261)
Pension expense		(22,663)		(25,540)
Deferral of revenues from sale of prepaid cards based on actual airtime - net		—		(29)

(Forward)

	Nine Months Ended September 30
	2003		2002 (As restated)
	(In Thousand Pesos)
Deferred up-front fees under SAB 101	(Peso)	(398,631)	(Peso)	(374,982)
Amortization of deferred up-front fees under SAB 101		320,856		277,646
Deferred up-front fees under EITF 00-21		(43,285)		—
Amortization of deferred up-front fees under EITF 00-21		5,211		—
Discount on sale of preloaded airtime to be deferred under EITF 00-21		16,691		—
Amortization of discount on sale of preloaded airtime to be deferred under EITF 00-21		(8,863)		—
Asset retirement obligation capitalized to property and equipment		308,438		—
Accumulated depreciation on capitalized asset retirement obligation		(90,057)		—
Asset retirement obligation		(456,755)		—
Fair value loss on hedging and other instruments - net		(598,118)		(405,473)
Other comprehensive loss (net of tax) from:
Fair value changes of effective portion of cash flow hedges		(34,503)		(55,311)
Fair value changes of available for sale securities		(33,504)		—
Fair value loss on the underlying hedged obligation		(3,875)		—
Goodwill - net of amortization		2,487,514		2,487,514
Effect of deferred income tax		1,613,216		1,153,496

Stockholders’ equity as reported under U.S. GAAP	(Peso)	53,878,726	(Peso)	46,471,327

Stock Option Plans

Under Philippine GAAP, no distinction is made on the accounting methods for compensatory and non-compensatory stock option plans. Issuances of stock under option plans are generally recorded like any other sale of stock.

U.S. GAAP requires that discounts granted to employees under a compensatory stock option plan be recorded as compensation cost and charged to expense over the periods expected to be benefited. U.S. Financial Accounting Standards Board (“FASB”) Statement No. (“FAS”) 123, Accounting for Awards of Stock-Based Compensation to Employees, encourages measuring the compensation cost at fair value. However, it allows the continued use of the accounting method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, with pro forma disclosures based on the fair value method of accounting for compensation cost.

FAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure, further amended FAS 123 to require all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in FAS 123 or the intrinsic value method described in APB Opinion No. 25 to comply with the disclosure provisions of FAS 123. FAS 148 is effective for companies with fiscal years ending December 15, 2002 and onwards.

Globe Group applies APB Opinion No. 25 and related Interpretations in accounting for its plans.

Compensation cost included in the determination of net income under APB Opinion No. 25 amounted to (Peso)3.56 million and (Peso)6.96 million for the three months and nine months ended September 30, 2003 respectively, and (Peso)4.75 million and (Peso)14.26 million for the three months and nine months ended September 30, 2002, respectively. Compensation cost that would have been included in the determination of net income if the fair value method had been applied amounted to (Peso)16.56 million and (Peso)32.39 million for the three months and nine months ended September 30, 2003, respectively, and (Peso)8.04 million and (Peso)24.13 million for the three months and nine months ended September 30, 2002, respectively. In 2002, the Parent Company had fully amortized its compensation cost on stock based compensation issued in prior years.

Had compensation costs for these plans been determined consistent with the method of FAS 123, U.S. GAAP net income and earnings per share would have been changed to the pro forma amounts as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
Net income
As reported	(Peso)	2,570,355	(Peso)	915,252	(Peso)	7,096,638	(Peso)	4,247,894
Pro forma		2,557,358		911,962		7,071,210		4,238,021
Earnings per share - basic
As reported	(Peso)	16.81	(Peso)	5.93	(Peso)	46.38	(Peso)	27.65
Pro forma		16.73		5.91		46.21		27.58
Earnings per share - diluted
As reported	(Peso)	16.78	(Peso)	5.93	(Peso)	46.30	(Peso)	27.65
Pro forma		16.70		5.91		46.14		27.58

The fair value of each option under FAS 123 is estimated on the date of the grant using the Black-Scholes option-pricing model. The fair values of stock options granted during the periods ended December 31, 1998 and 1999 are (Peso)116.5 and (Peso)482.0, after reverse stock split, respectively. The fair value of stock options granted on April 4, 2003 is (Peso)246.60.

There is no calculation under FAS 123 for the option holder’s opportunity cost arising from the periodic cash payments (annual payments in the case of ESOP and bimonthly payments in the case of ESOWN). If such calculation was to be made, the value of the option to the holder would be smaller than the fair value mentioned above.

The following assumptions were used:

	Expected Volatility Rate	Risk-free Interest Rate
1998	40%	18%
1999	69%	14%
2003	35%	8%

Other required disclosures under FAS 123 are not applicable to Globe Group’s stock option plans.

Accounting for Derivative Instruments and Hedging Activities

Fair Value Hedges

Effective July 1, 2003, certain derivatives are designated as fair value hedges, as follows: fixed-to-floating cross currency swaps as fair value hedges of both the currency and interest rate risks of certain fixed rate foreign currency denominated obligations, and floating-to-floating cross currency swaps are also designated as fair value hedges of the currency risk of certain floating rate foreign currency obligations.

Cash Flow Hedges

Effective July 1, 2003, certain derivatives are designated as cash flow hedges, as follows: principal-only swaps as cash flow hedges of functional currency equivalent of certain foreign currency denominated obligations; floating-to-fixed cross currency swaps as cash flow hedges of both the currency and interest rate risks of the floating rate foreign currency denominated obligations; and fixed-to-fixed cross currency swaps as cash flow hedges of the currency risk of certain fixed rate foreign currency denominated obligations.

Accounting for Asset Retirement Obligations

Under U.S. GAAP FAS 143, Accounting for Asset Retirement Obligations, the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset are required to be recognized in the period in which it is incurred. This Statement is effective for fiscal years after June 15, 2002. The Globe Group adopted this statement in 2003. Previously, the Globe Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Globe Group now recognizes asset retirement obligations specifically for long-lived assets on leased property in the period in which they are incurred if a reasonable estimate of the fair value of the obligation can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset.

The cumulative effect of the change on prior years resulted in a charge to income of (Peso)132.85 million (or (Peso)0.87 on a per share basis), net of income taxes amounting to (Peso)42.14 million, which is included in income for the nine months ended September 30, 2003. The effect of the change for the nine months ended September 30, 2003 was to decrease income before the cumulative effect of the accounting change by (Peso)46.57 million (or (Peso)0.31 on a per share basis), net of the related tax amounting to (Peso)16.81 million.

The pro forma effects of the application of FAS 143 as if the statement had been applied for all periods presented are shown below:

	Three Months Ended September 30				Nine Months Ended September 30
	2003		2002		2003		2002
	(In Thousand Pesos, Except Per Share Figures)
Net income
As reported	(Peso)	2,570,355	(Peso)	915,252	(Peso)	7,096,638	(Peso)	4,247,894
Pro forma		2,731,941		903,190		7,229,491		4,211,709
Earnings per share - basic
As reported	(Peso)	16.81	(Peso)	5.93	(Peso)	46.38	(Peso)	27.65
Pro forma		17.88		5.85		47.25		27.40
Earnings per share - diluted
As reported	(Peso)	16.78	(Peso)	5.93	(Peso)	46.30	(Peso)	27.65
Pro forma		17.84		5.85		47.17		27.40

The Globe Group is legally required under various contracts to dismantle the installations and restore the leased sites to its original condition at the end of the contract period. The Globe Group recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful life of the related asset or the contract period, whichever is lower. The following table describes all changes to the Globe Group’s asset retirement obligation for the nine months ended September 30, 2003:

	(In Thousand Pesos)
Asset retirement obligation recognized in transition	(Peso)	384,747
Asset retirement obligation capitalized in property and equipment during the period		31,888
Accretion expense		40,120

Asset retirement obligation at end of period	(Peso)	456,755

The pro forma asset retirement obligation balances of FAS 143 as if the statement had been applied for all periods presented are as follows:

	December 31, 2002		September 30, 2003
	(In Thousand Pesos)
Pro forma amounts of asset retirement obligation at beginning of period	(Peso)	282,842	(Peso)	384,747
Pro forma amounts of asset retirement obligation at end of period		384,747		456,755

Accounting for Revenue Arrangements with Multiple Deliverables

Under U.S. GAAP, EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The Globe Group adopted this pronouncement effective July 1, 2003 and accordingly, the considerations received under the Globe Group’s postpaid and prepaid revenue arrangements that include the phone service, handset, and up-front fee were allocated to each deliverable and separately classified and accounted for under “Net operating revenues”. The effect of the adoption both on the three months and nine months ended September 30, 2003 was to decrease net income by (Peso)18.74 million, net of the related tax amounting to (Peso)11.51 million (or (Peso)0.12 on a per share basis).

Accounting for Up-front, Nonrefundable Fees

Under U.S. GAAP, the up-front, nonrefundable fees received from subscribers are deferred and amortized over the expected term of the subscriber relationship. The Globe Group previously amortized these fees over six years for postpaid cellular services and over four years previously for fixed line services. In 2003, based on the result of review of the current estimated subscriber relationship term, the expected term of subscriber relationship is 4 years for postpaid cellular services and 3 years for fixed line services. This applies to up-front, nonrefundable fees received prior to July 2003. The change increased net income by (Peso)9.13 million, net of the related tax amounting to (Peso)2.83 million (or (Peso)0.06 on a per share basis), both for the three months and nine months ended September 30, 2003, respectively. The change was accounted for as a change in accounting estimate. Beginning July 2003, one time registration and installation fees on new service contracts entered into are accounted for in accordance with the provisions under EITF 00-21.

Under Philippine GAAP, revenue is recognized on one-time registration and installation fees once received from certain wireless and wireline subscribers, respectively.

Recent Pronouncements of the FASB

In April 2003, the FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards as to how an issuer classifies and measures in its statement of financial position the three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is a liability under this Statement is an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ share. FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003.

The adoption of FAS 149 and FAS 150 did not have an impact on the Globe Group’s financial statements.

17.	Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform to the current period’s presentation.

18.	Events after the Balance Sheet Date

In October 2003, Ayala Corporation (AC) and Singapore Telecom International Pte. Ltd. (STI) accepted the offer of De TeAsia Holding GmbH (De TeAsia) to buy the latter’s 24.8% equity ownership in Globe Telecom consisting of 37.7 million common shares. AC and STI gave Globe Telecom an option to participate in the transaction by buying back a portion of the shares from De TeAsia. On October 11, 2003, Globe Telecom agreed to participate in the transaction. With Globe Telecom’s decision to participate, the De TeAsia shares were sold as follows: (1) to AC at 10.04 million shares; (2) to STI at 15.64 million shares; and (3) to Globe Telecom at 12 million shares. The acquisition by Globe Telecom of its own shares of stock decreased (1) the outstanding shares of stock from 152 million shares to 139 million shares and (2) the stockholders’ equity by (Peso)8.16 billion, representing the total consideration for the 12 million shares at (Peso)680 per share, plus any incremental costs associated to the acquisition. Consequently, the effective ownership share of AC (inclusive of shares held by its wholly-owned subsidiary) and STI will both be 43%.

19.	Approval of the Financial Statements

The condensed consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of and for the period ended September 30, 2003 were authorized by the Board of Directors on November 10, 2003.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On 29 June 2001, Ayala Corporation (“AC”), Singapore Telecom International Pte Ltd. (“STI”), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (“DeTeAsia”), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (“Globe”) and Isla Communications Co., Inc. (“Islacom”) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Consequently, the results of Islacom have been consolidated since that date. On 21 August 2003, the Philippine Securities and Exchange Commission (“SEC”) approved the change in name of Islacom to Innove Communications, Inc. (“Innove”). Globe and Innove are hereinafter collectively referred to as “Globe Group” or “Globe Telecom”. (See detailed discussion in the Wireline Services section).

You should read the following discussion and analysis together with Globe Group’s unaudited condensed consolidated financial statements under Philippine generally accepted accounting principles and related notes included elsewhere in this document, which contain additional information helpful in evaluating Globe Group’s operating results and financial condition.

As of and for the Three and Nine Months Ended 30 September 2003

Financial and Operational Highlights

(In Million Pesos unless otherwise stated)

	Globe Group
As of and for the three months ended 30 September	2003	2002[6]	YoY change
Profit and Loss Data
Net Operating Revenues	12,558	10,803	16%
Service Revenues [1]	12,195	9,985	22%
Non-Service Revenues [1]	363	818	-56%
Costs and Expenses	8,914	5,351	67%

EBITDA[2]	6,943	6,093	14%
Reconciliation of EBITDA to Net Income
EBITDA	6,943	6,093	14%
Less: Depreciation and Amortization	3,152	2,954	7%
Interest Expense	1,025	1,081	-5%
Provision for (Benefit from) Income Taxes	(362)	771	-147%
Net Income	3,128	1,287	143%

EBIT [3]	3,791	3,139	21%
Reconciliation of EBIT to Net Income
EBIT	3,791	3,139	21%
Less: Interest Expense	1,025	1,081	-5%
Provision for (Benefit from) Income Taxes	(362)	771	-147%
Net Income	3,128	1,287	143%

	Globe Group
As of and for the nine months ended 30 September	2003	2002 [6]	YoY change
Profit and Loss Data
Net Operating Revenues	36,525	33,175	10%
Service Revenues [1]	35,173	28,530	23%
Non-Service Revenues [1]	1,352	4,645	-71%
Costs and Expenses	24,867	21,247	17%

EBITDA[2]	19,664	16,935	16%
Reconciliation of EBITDA to Net Income
EBITDA	19,664	16,935	16%
Less: Depreciation and Amortization	8,795	7,699	14%
Interest Expense	2,996	2,762	8%
Provision for Income Taxes	376	2,073	-82%
Net Income	7,497	4,401	70%

EBIT[3]	10,869	9,236	18%
Reconciliation of EBIT to Net Income
EBIT	10,869	9,236	18%
Less: Interest Expense	2,996	2,762	8%
Provision for Income Taxes	376	2,073	-82%
Net Income	7,497	4,401	70%
Net Income before provision for impairment of investment in shares of stock[4]	8,391	4,401	91%

Total Assets	144,755	133,621	8%
Total Debt	56,059	53,396	5%
Total Stockholders’ Equity	56,210	48,346	16%

Financial Ratios (x)
Total Debt to EBITDA	2.06	2.04
Interest Cover (Gross)	5.91	6.35
Total Debt to Equity (Gross)	1.00	1.10
Total Debt to Total Capitalization (Book)	0.50	0.52
Total Debt to Total Capitalization (Market)	0.35	0.43

Other Data
Net Cash from Operating Activities	16,245	15,876	2%
Capital Expenditures [5]	11,683	16,040	-27%
Net Receivable Days	45	47	-4%
Peso/Dollar Exchange Rate (In pesos)	54.88	52.41	5%
No. of Regular Employees	4,031	3,909	3%

[1]	Effective June 2003, service revenues are stated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.
[2]	The term “EBITDA” is defined as earnings before interest, taxes, depreciation and amortization expense, and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Globe Group’s profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments.
[3]	The term “EBIT” is defined as earnings before interest and taxes.
[4]	Innove recognized provisions of (Peso)895 million in the first half of 2003 related to its equity investment in C2C.
[5]	Consolidated Capital Expenditures include cash and non-cash components. (See related discussion in Liquidity and Capital Resources section)
[6]	Prior period figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion in Results of Operations section)

Our wireless service revenues accounted for 90% of our net operating service revenues of (Peso)35,173 million in the first nine months of 2003 while the remaining 10% was contributed by our wireline business. Our net service revenues increased by 23% from (Peso)28,530 million in the first nine months of 2002 to (Peso)35,173 million for the same period in 2003 while net operating revenues grew by 10% to (Peso)36,525 million. Driven by a 36% year-on-year increase in total wireless subscribers, wireless revenues grew by 11% for the nine month period ended 30 September 2003 resulting in a 10% increase in net operating revenues. Additionally, net operating revenues increased by 16% in the three months ended 30 September 2003 as compared to the three months ended 30 September 2002 (a “quarter-to-quarter basis”) due mainly to improved financial and operating results from the wireless business.

We report operating revenues on a net basis, which consists of gross operating revenues less domestic interconnection charges, international settlement payouts and call card discounts. Gross operating revenues consist of gross service and non-service revenues from all communications services provided. Domestically, we pay interconnection charges to other carriers for calls terminating to their networks and hauling charges for calls that pass through other networks to the terminating network. These charges are based on a negotiated price per minute. Internationally, we make payouts in connection with our outbound international calls. These rates are driven by pricing pressures and trends in the international long distance market.

Net service revenues for the Wireless and Wireline businesses include monthly service fees, applicable installation charges, airtime fees from local, national and international long distance, and international roaming services, and revenues from value-added services. Effective June 2003, service revenues were stated net of prepaid call card discounts to dealers for volume purchases. Prepaid call card discounts were previously deducted from non-service revenues. Non-service revenues include proceeds from the sale of handsets, phonekits, accessories, and SIM packs. The related revenue on call card sales is recognized upon usage. On 01 August 2002, Globe Group introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to its dealers. Instead of providing promotional prepaid call cards with the sale of a phone kit, Globe Group discounted its selling price to its dealers. (See related discussion on Wireless Services – Prepaid section)

We registered non-service revenues of (Peso)1,352 million during the first nine months of 2003 compared to the (Peso)4,645 million in non-service revenues recognized for the same period in 2002. For the quarter ended 30 September 2003, non-service revenues totaled (Peso)363 million compared to (Peso)818 million in the same period last year. The decreases in non-service revenues for the first nine months and the third quarter of 2003, compared to the same periods in 2002 were due to lower phonekit sales for the period. Service and non-service revenues for 2002 have been restated to account for the new application of prepaid call card discounts. Non-service revenues continue to be reported net of discount on phonekits. (See related discussion on Wireless Services – Prepaid section)

Starting 01 January 2003, Globe Group redefined the role of its Carrier business from a Strategic Business Unit with Profit and Loss accountability to a Support Group to our Wireless and Wireline Voice businesses. International Long Distance (ILD) and National Long Distance (NLD) service revenues, previously reported under the Carrier business but attributable to the Wireless and Wireline Voice businesses, are now reported under the income statements of the respective businesses. The segment reporting for 2002 was restated accordingly.

This report covering the period ended 30 September 2003 indicates that Globe Group offers both wireless and wireline services. During the period, however, Globe Group took steps to consolidate its wireline voice and data business under its wholly-owned subsidiary, Islacom. In August 2003, the National Telecommunications Commission (“NTC”) approved the transfer of all the wireline assets, licenses and authorities and all of Globe’s rights under subscriber contracts to Islacom. This transfer was effected on 30 September 2003. (See related discussion under Wireline Services and the Recent Developments Section). As part of its strategy,

Islacom obtained the approval of the SEC to change the name of Islacom to Innove Communications, Inc. The SEC approved the change in name on 21 August 2003 and the change of name went into effect immediately.

In this report therefore, Islacom is referred to as Innove. However, since the transfer of the wireline business to Innove was effected only on 30 September 2003, this period’s report still reflects the wireline business results and performance under Globe.

Net Operating Revenues by Line of Business

The table below shows the net operating revenues for each of our businesses for the periods indicated:

For the three months ended 30 September (In Millions of Pesos)	Globe Group
	2003	2002[4]	YoY change
Net Operating Revenues From:
Service Revenues:
Wireless[1]	10,942	8,715	26%
Voice	7,291	5,508	32%
Data	3,651	3,207	14%

Wireline	1,253	1,270	-1%
Voice[2]	888	990	-10%
Data[3]	365	280	30%

Net Service Revenues	12,195	9,985	22%
Non-Service Revenues	363	818	-56%

Net Operating Revenues	12,558	10,803	16%

For the nine months ended 30 September (In Millions of Pesos)	Globe Group
	2003	2002[4]	YoY change
Net Operating Revenues From:
Service Revenues:
Wireless[1]	31,564	25,062	26%
Voice	20,794	16,212	28%
Data	10,770	8,850	22%

Wireline	3,609	3,468	4%
Voice[2]	2,570	2,646	-3%
Data[3]	1,039	822	26%

Net Service Revenues	35,173	28,530	23%
Non-Service Revenues	1,352	4,645	-71%

Net Operating Revenues	36,525	33,175	10%

[1]	Wireless net service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) less call card discounts and excluding any usage of call cards, originally given as promotional airtime call cards prior to 01 August 2002, recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card and (b) expiration of the unused value of the prepaid card, which occurs between 7 and 60 days after activation depending on the card denomination; (3) revenues generated from international, national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and; (4) revenues from value-added services, mainly Short Message Service (“SMS”) messaging (in excess of the free SMS allocation). Wireless service revenues are net of prepaid call card discounts extended to dealers during the period.
[2]	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from local, international and national long distance calls made by the postpaid, prepaid wireline subscribers and payphone customers, net of prepaid and payphone call card discounts; and (4) revenues from value-added services; all net of interconnection fees to other carriers.

[3]	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) internet services; and (3) other wholesale transport services.
[4]	Prior period segment information was restated to conform to the new composition of Globe Group’s consolidated reportable segments.

Wireless Services

	Globe Group
For the three months ended 30 September	2003	2002	YoY change
Wireless Net Revenues (In million pesos)	11,283	9,516	19%
Service [1]	10,942	8,715	26%
Voice	7,291	5,508	32%
Data	3,651	3,207	14%
Data as a % of Wireless Net Service Revenues	33%	37%
Data as a % of Total Wireless Net Revenues	32%	34%
Non-Service [1]	341	801	-57%

	Globe Group
For the nine months ended 30 September	2003	2002	YoY change
Wireless Net Revenues (In million pesos)	32,849	29,663	11%
Service [1]	31,564	25,062	26%
Voice	20,794	16,212	28%
Data	10,770	8,850	22%
Data as a % of Wireless Net Service Revenues	34%	35%
Data as a % of Total Wireless Net Revenues	33%	30%
Non-Service [1]	1,285	4,601	-72%

Subscribers – Net (End of period)	8,082,239	5,952,776	36%
Postpaid	668,506	492,631	36%
Prepaid	7,413,733	5,460,145	36%
Globe Prepaid Plus	6,154,303	4,793,593	28%
Touch Mobile	1,259,430	666,552	89%

[1]	Effective June 2003, service revenues are stated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Service and non-service revenues for the prior period have been restated for comparative purposes only.

Wireless Services - Postpaid

Globe Group offers postpaid services through Globe Handyphone. Globe Group registered 668,506 postpaid subscribers as of 30 September 2003 compared to 492,631 subscribers as of 30 September 2002. Net postpaid additions increased to 149,606 in the first nine months of 2003 compared to 34,156 for the same period in 2002 due to various subscriber acquisition efforts implemented during the first half of 2003.

The net ARPU per Globe postpaid wireless subscriber reached (Peso)1,646 for the first nine months of 2003 compared to (Peso)1,655 for the same period in 2002. For the three months ended 30 September 2003, Globe’s net ARPU per postpaid wireless subscriber was (Peso)1,686 compared to (Peso)1,628 for the same period in 2002. Net ARPU is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of interconnection charges to external carriers) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid ARPU on a gross basis averaged (Peso)2,111 in the first nine months of 2003 compared to (Peso)2,175 in the same period in 2002. Gross ARPU is computed by dividing recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid acquisition cost per subscriber rose 144% to (Peso)9,201 in the first nine months of 2003 compared to (Peso)3,775 for the same period in 2002 due to higher handset subsidies. For the first nine months of 2003, handset and SIM subsidies accounted for 96% of acquisition cost while commissions and advertising/promotional expenses made up the balance of 4%. For the same period in 2002, handset subsidies accounted for 68%, commissions 10% and advertising expenses 22%. Handset and SIM subsidies for 2003 increased due to an aggressive campaign to acquire new postpaid subscribers.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.6% per month in the first nine months of 2003, compared to the 2.5% reported in the same period in 2002. For the third quarter of 2003, Globe’s postpaid churn reached 2.6% compared to 3.0% for the same period in 2002. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days from statement date.

Wireless Services - Prepaid

Globe Prepaid Plus

Growth in the prepaid segment reached 953,803 net additions for Globe Prepaid Plus in the first nine months of the year. Globe Prepaid Plus’ total subscriber base reached 6,154,303 as of 30 September 2003 compared to 4,793,593 as of 30 September 2002. Net prepaid additions for the third quarter of 2003 totaled 542,019 subscribers compared to 256,542 subscribers for the same period in 2002.

The average monthly churn rate for Globe Prepaid Plus subscribers reached 3.2% in the first nine months of 2003 from 2.3% for the same period in 2002. For the third quarter of 2003, the churn rate of Globe Prepaid Plus was 3.4% compared to the 2.4% for the same period in 2002.

The net ARPU for Globe Prepaid Plus registered a year-on-year decrease of 6% to (Peso)405 from (Peso)429 due to lower voice and data usage. For the three months ended 30 September, Globe’s net ARPU per prepaid wireless subscriber was (Peso)393 compared to (Peso)424 for the same period in 2002. Net ARPU is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s prepaid gross ARPU averaged (Peso)527 for the first nine months of 2003 compared to (Peso)584 in the same period in 2002. Gross ARPU is computed by dividing recurring wireless prepaid gross service revenues for the period by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Acquisition cost for Globe Prepaid Plus increased by 144% to (Peso)293 in the first nine months of 2003 from (Peso)120 in the same period the previous year due mainly to higher handset subsidies. For 2003, commissions contributed only 1%, handset subsidy 52% and advertising costs comprising the balance of 47%. In 2002, commissions and handset subsidy accounted for 4%, while advertising costs comprised the balance of 96%.

Globe Prepaid Plus subscribers can reload airtime value, which can be purchased from Globe Group centers and dealers, or purchased electronically from designated merchants, automated teller machines, and reloading facilities. These prepaid cards are sold in denominations ranging from (Peso)100 to (Peso)1,000. The (Peso)100 call and text card was launched on 15 June 2003 and has a 15-day expiration period after which the subscriber has another 120 days to receive incoming text and calls. The other denominations carry a 60 day expiry after which the subscriber has the ability to receive incoming text and calls for another 120 days.

Innove Touch Mobile

Innove’s Touch Mobile totaled 1,259,430 subscribers as of 30 September 2003 compared to 666,552 subscribers as of 30 September 2002.

The net ARPU for Touch Mobile in the first nine months of 2003 was (Peso)223, while gross ARPU was (Peso)294. In the first nine months of 2002, Touch Mobile had a net ARPU of (Peso)272 and a gross ARPU of (Peso)377. For the three months ended 30 September, Innove’s net ARPU per prepaid wireless subscriber was (Peso)202 compared to (Peso)286 for the same period in 2002.

Acquisition cost per Touch Mobile subscriber was at (Peso)186 in the first nine months of 2003 compared to (Peso)390 for the same period in 2002. Of the total acquisition cost during the period, handset subsidy accounted for 32%, while commissions and advertising costs made up the balance of 68%. For the same period in 2002, handset subsidies accounted for 21%, while commissions added 6% and advertising costs made up the balance of 73%.

Touch Mobile call cards are sold in denominations ranging from (Peso)50 to (Peso)500. The Touch Mobile (Peso)50 and (Peso)100 call and text cards were launched on 4 July and 27 June 2003, respectively. Additionally, Touch Mobile launched on 30 September 2003 its over-the-air reloading service that allows subscribers to purchase selected prepaid credits at a discount and share these with other Touch Mobile subscribers. The (Peso)50 and (Peso)100 call and text cards have a validity of 7 and 15 days, respectively. If a subscriber fails to reload after the validity period, the subscriber will be barred from making outgoing calls. However, the subscriber may continue to receive incoming text and calls for 30 and 120 days after the termination of the ability to make outgoing calls, respectively. The other denominations carry a 60-day expiry after which the subscriber has the ability to receive incoming text and calls for another 120 days.

The average monthly churn rate for Touch Mobile registered 6.9% during the first nine months of 2003 against 1.8% in the first nine months of 2002. For the third quarter of 2003, Innove’s Touch Mobile had a churn rate of 7.5% compared to the 2.9% for the same period in 2002.

Consolidated prepaid subscribers totaled 7,413,733 as of 30 September 2003 compared to 5,460,145 or a 36% increase from the same period last year due to various marketing campaigns during the first nine months of 2003. Globe offers prepaid services through Globe Prepaid Plus brand, while Innove offers its prepaid services through its Touch Mobile brand.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and uses it for the first time. When a prepaid subscriber loads airtime value into Globe Group’s system, the subscriber has between 7 and 60 days, depending on the card denomination, to use the value before the value of the card expires. When the card’s value expires and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming text and calls ranging from 30 to 120 days depending on the call card denomination. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn.

Prior to 01 August 2002, revenues from prepaid cards were recorded net of the related value of call cards given as promotional items to dealers. Promotional prepaid call cards were given to dealers upon purchase of phonekits for resale to subscribers. On 01 August 2002, Globe Group discounted the selling prices of its phonekits instead of providing promotional call cards to its dealers. While subscriber usage of promotional call cards was not included in revenues, payments to other carriers arising from the usage of promotional call cards were recorded as part of total interconnection fees to other carriers.

Proceeds from the sale of prepaid cards are initially recognized by Globe Group as unearned revenues and are shown under the liabilities section of the balance sheet since the service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier. Prepaid call card discounts which were given to dealers for volume purchases, were shown as reductions in wireless non-service revenues. Effective June 2003, service revenues have been stated net of prepaid call card discounts to dealers for volume purchases. These were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.

Wireline Services

Wireline Services – Voice

	Globe Group[2]
As of and for the three months ended 30 September	2003	2002	YoY change
Wireline Voice Net Service Revenues [1] (In million pesos)	888	990	-10%
Wireline Voice Net Non-Service Revenues [1] (In million pesos)	22	17	29%

	Globe Group[2]
As of and for the nine months ended 30 September	2003	2002	YoY change
Wireline Voice Net Service Revenues [1] (In million pesos)	2,570	2,646	-3%
Wireline Voice Net Non-Service Revenues [1] (In million pesos)	68	44	55%
Subscribers – Net (End of period)	246,095	220,787	11%

Monthly churn rate (%)	1.6	2.8

[1]	Effective June 2003, service revenues have been stated net of prepaid and payphone call card discounts. Prepaid and payphone call card discounts were previously deducted from non-service revenues. Service and non-service revenues for prior periods have been restated for comparative purposes only.
[2]	Effective 01 October 2003, all wireline voice and wireline data services will be integrated under Innove.

Globe Group provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. Globe Group provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao. In November 2001, Innove re-branded its landline services to Globelines (taking over from the former IslaPhone brand) in the Visayas. Effective 01 October 2003, all wireline voice offerings under Globelines will be consolidated under Innove.

As of 30 September 2003, Globe Group had total wireline voice subscribed lines of 246,095 of which 69% were postpaid and 31% were prepaid. This total represents an 11% increase from the 220,787 subscribed lines registered as of 30 September 2002. For the quarter ended 30 September 2003, wireline voice net subscriber additions reached 14,472 compared to net reductions of 3,674 due to recent postpaid and prepaid acquisitions in the Luzon and Visayas areas.

Globe Group’s net wireline voice ARPU for the first nine months of 2003 was at (Peso)1,173 compared to (Peso)1,189 in the same period in 2002. For the three months ended 30 September 2003 Globe Group’s net wireline voice ARPU was (Peso)1,213 compared to (Peso)1,168 for the same period in 2002. Net ARPU is computed by dividing recurring wireline voice net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period.

The average monthly churn rate for Globelines was 1.6% during the first nine months of 2003 compared to 2.8% in the first nine months of 2002. For the three months ended 30 September 2003 churn was 1.07% compared to 2.59% for the same period in 2002. Globe Group offers its prepaid landline services under the brand, Globelines Prepaid.

Wireline Services – Data

For the three months ended 30 September (In Million Pesos)	Globe Group[2]
	2003	2002	YoY change
International Lease	143	101	42%
Domestic Lease	138	112	23%
Internet[1]	78	64	22%
Others	6	3	100%

Wireline-Data Net Operating Revenues	365	280	30%

For the nine months ended 30 September (In Million Pesos)	Globe Group[2]
	2003	2002	YoY change
International Lease	394	333	18%
Domestic Lease	401	321	25%
Internet[1]	217	162	34%
Others	27	6	350%

Wireline-Data Net Operating Revenues	1,039	822	26%

[1]	Globe provides Internet access to subscribers nationwide under the GlobeNet brand name, relaunched under GlobeQuest in 2002.
[2]	Effective 01 October 2003, all wireline voice and wireline data services will be consolidated under Innove.

Globe offers nationwide wireline data, consisting of international and domestic leased lines, internet and other wholesale transport services, through the GlobeQuest brand. Wireline data net operating revenues, which consist of billings for these services, increased by 26% to (Peso)1,039 million in the first nine months of 2003 from (Peso)822 million for the same period in 2002 and by 30% to (Peso)365 million in the three months ended 30 September 2003 from (Peso)280 million for the same quarter in 2002. The increase was due mainly to higher growth in the domestic and international lease and internet service businesses. Effective 01 October 2003, all wireline data offerings under GlobeQuest will be consolidated under Innove.

On 25 August 2003, Globe Group announced the approval by the SEC of the change in name of Globe’s 100% wholly-owned subsidiary Islacom to Innove. The change in name is part of Globe Group’s strategy to integrate all of its wireline services under Innove. On 26 May 2003, Globe and Islacom filed a joint application with the NTC for authority to transfer Globe Group’s wireline voice and wireline data services to Innove Communications, Inc. The NTC approval of the legal transfer of Globe’s wireline business authorizations, properties, assets and obligations to Innove became effective in August 2003. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe and Innove to ensure the smooth transfer of its services and prevent disruptions in interconnection with other carriers during the transition. Pursuant to the approval granted by the NTC, the wireline business of Globe was integrated into Innove on 30 September 2003. As a result, Globe, the parent company, became a purely wireless company.

Globe’s wireline voice and data assets and liabilities were transferred to Innove at net book value (NBV). No gain or loss was recognized from the transfer of assets and the excess of the NBV over the agreed consideration of the net assets transferred was accounted as a capital transaction and shown as an additional investment in

Innove, consistent with the accounting policies on the transfer of assets and liabilities between related parties under common control. On a consolidated basis, the transfer had no impact on net revenues, EBITDA, net income, cash flow from operations and financing activities as of 30 September 2003. Innove remains a wholly-owned subsidiary of the Globe Group. (See related discussion in Recent Developments section)

International Long Distance Services (ILD)

Globe and Innove both offer ILD services. ILD services are offered between the Philippines and over 200 countries. This service generates revenues from both inbound and outbound international call traffic with pricing based on agreed international transit and termination rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues.

	Globe Group
For the three months ended 30 September	2003	2002	YoY change
Total ILD Minutes (in million minutes)	423	371	14%

Inbound	374	319	17%
Outbound	49	52	-6%

ILD Inbound / Outbound Ratio (x)	7.6	6.1

	Globe Group
For the nine months ended 30 September	2003	2002	YoY change
Total ILD Minutes (in million minutes)	1,309	1,074	22%

Inbound	1,164	935	25%
Outbound	145	139	4%

ILD Inbound / Outbound Ratio (x)	8.0	6.7

On a consolidated basis, including contributions from the Wireless and Wireline services, ILD revenues stood at (Peso)9,666 million for the first nine months of 2003, translating to 27% of consolidated net service revenues for the first nine months of 2003 compared to (Peso)7,618 million and 27%, respectively, for the same period in 2002. Increased termination rates and inbound ILD traffic contributed to higher year-on-year ILD inbound revenues, particularly for wireless services.

National Long Distance Services (NLD)

Globe and Innove both offer NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe Group
For the three months ended 30 September	2003	2002	YoY change
Total NLD Minutes (in million minutes)	118	132	-11%

Inbound	60	71	-15%
Outbound	58	61	-5%

	Globe Group
For the nine months ended 30 September	2003	2002	YoY change
Total NLD Minutes (in million minutes)	347	415	-16%

Inbound	173	219	-21%
Outbound	174	196	-11%

Consolidated NLD revenues, from wireless and wireline services stood at (Peso)1,547 million for the first nine months of 2003, or a decrease of 23% from (Peso)2,016 million for the same period last year due to a shift in cellular-to-cellular calls. Consolidated NLD revenues for the first nine months of 2003 amounted to 4% of consolidated net service revenues for the period compared to 7% for the same period in 2002.

Both Globe and Innove offer Interexchange Carrier Services (IXC). Globe uses its Nationwide Digital Transmission Network (NDTN), while Innove uses its own backbone transmission network for hauling national and international interconnection traffic among wireless and wireline operators in the Philippines. Globe also has a Fiber Optic Backbone Network (FOBN) which supports its wireless, wireline voice and data, ILD, and NLD requirements. It is a combination of submarine and land fiber systems with an estimated fiber optic length of 1,300 kilometers. The Makati to Cebu portion of the FOBN, commissioned in June 2003, is now carrying live traffic while the Cebu to Iligan portion was completed in July 2003.

Results of Operations

For the three months ended 30 September (In Million Pesos)	Globe Group
	2003	2002	YoY change
Cost of Sales	1,431	843	70%
Staff Costs	631	538	17%
Selling, Advertising and Promotions	819	338	142%
Repairs and Maintenance	529	286	85%
Services and Others	1,015	49	1,971%
Rent	424	517	-18%
Utilities, Supplies & Other Administrative Expenses	447	276	62%
Entertainment, Amusement & Representation	2	8	-75%

Total Operating Costs and Expenses	5,298	2,855	86%

Losses on Retirement of Investments in Cable Systems	110	0	—
Depreciation and Amortization [1]	3,152	2,954	7%
Provisions (Recovery) for Doubtful Accounts	376	(434)	187%
Provisions (Recovery) for Inventory Losses, Obsolescence and Market Decline	(12)	57	121%
Recovery of Provisions for Impairment Losses on Property and Equipment and Other Probable Losses	(10)	(81)	88%

Total Costs and Expenses	8,914	5,351	67%

[1]	Prior period figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion at the end of the Results of Operations section)

On a quarter-to-quarter basis for the periods ended 30 September 2003 and 2002, cost of sales increased by 70% due to higher volume of handsets issued, in addition to increased handset subsidies as part of Globe Group’s subscriber acquisition efforts. Selling, advertising and promotions expenses likewise increased to support the various marketing activities that included subscriber acquisition, postpaid retention or loyalty programs and advertising expenses. Services and other expenses were lower for the third quarter of 2002, compared to the same period in 2003, due to the effect of reversals of expense accruals for various service and other fees that are no longer necessary or have failed to materialize or have been adjusted due to renegotiations that were recognized in 2002. For the third quarter of 2002, Globe Group registered a recovery of provisions for doubtful accounts due to subsequent collection of traffic settlement receivables previously provided with valuation allowance.

For the nine months ended 30 September (In Million Pesos)	Globe Group
	2003	2002	YoY change
Cost of Sales	4,453	4,869	-9%
Staff Costs	1,823	1,718	6%
Selling, Advertising and Promotions	2,657	1,182	125%
Repairs and Maintenance	1,252	1,035	21%
Services and Others	2,606	1,472	77%
Rent	1,209	1,550	-22%
Utilities, Supplies & Other Administrative Expenses	1,118	947	18%
Entertainment, Amusement & Representation	7	29	-76%

Total Operating Costs and Expenses	15,125	12,802	18%

Losses on Retirement of Investments in Cable Systems	110	0	—
Depreciation and Amortization [1]	8,795	7,699	14%
Provisions for Doubtful Accounts	610	577	6%
Provisions for Inventory Losses, Obsolescence and Market Decline	8	60	-87%
Provisions for Impairment Losses on Property and Equipment and Other Probable Losses	219	109	101%

Total Costs and Expenses	24,867	21,247	17%

[1]	Prior period figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion at the end of the Results of Operations section)

For the first nine months of 2003, Globe Group registered consolidated costs and expenses of (Peso)24,867 million, which includes total operating costs and expenses of (Peso)15,125 million.

Selling, Advertising and Promotions expenses increased by 125% to (Peso)2,657 million in the first nine months of 2003 from (Peso)1,182 million for the same period in 2002 due to the implementation of various marketing, acquisition and retention campaigns during the period. Services and Other expenses increased by 77% for the first nine months of 2003 due to higher charges from external service consultants and wireless project expenses. Additionally, higher input value added taxes (VAT) expensed out during the period added to the variance in Services and Other expenses compared to the same period in 2002. The higher input VAT expensed out during the period pertains to expenditures whose related service revenues are not subject to output VAT. Repairs and Maintenance also grew 21% year-on-year due to higher operating and preventive maintenance charges as a result of recent estimates on contracts that are still being negotiated. The 18% increase in Utilities, Supplies and Other Administrative expenses was due to higher charges on electricity and purchases of promotional, and office supplies.

Meanwhile, rent expenses decreased by 22% in the first nine months of 2003 due to cost savings as a result of the operational integration of Globe and Innove’s wireless networks.

Of the total costs and expenses, operating costs and expenses, for the first nine months of 2003, accounted for 61% compared to 60% for the same period in 2002. As a percentage of consolidated net operating revenues, total costs and expenses, in the first nine months of 2003, accounted for 68% compared to 64% for the same period in 2002.

Depreciation and amortization on a consolidated basis amounted to (Peso)8,795 million in the first nine months of 2003 compared to the (Peso)7,699 million for the same period in 2002. As a percentage of net operating revenues, consolidated depreciation and amortization was 24% for the nine-month period ended 30 September 2003 compared to 23% for the same period in 2002. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets, as of 30 September 2003, is 10.6 years. In 2002 and 2003, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment of the Globe Group. The Globe Group prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002, and certain equipment from 10 years to 3-5 years in 2003. These changes have been accounted for as changes in accounting estimates. The change in the remaining useful life of certain equipment in 2003 has increased depreciation expense by (Peso)84 million (or (Peso)0.55 on a per share basis) for the three months and nine months ended September 30, 2003.

Provisions for trade receivables amounted to (Peso)810 million for the first nine months of 2003 while recovery of provision for doubtful accounts for traffic receivables registered at (Peso)212 million for such period. Other non-trade provisions amounted to (Peso)12 million for the first nine months of 2003. As a result, provisions for doubtful accounts amounted to (Peso)610 million for the first nine months of 2003, versus (Peso)577 million during the same period in 2002. Net subscriber receivable days in the first nine months of 2003 was 45 compared to 47 for the same period in 2002. Globe Group maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, an allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. Full allowance is provided for wireless individual and business subscribers with outstanding receivables that are past due by 90 and 120 days, respectively. For wireline residential and business subscribers, full allowance is provided for outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

For the nine months ended 30 September 2003, Globe Group recognized provisions for inventory losses, obsolescence and market decline of (Peso)8 million compared to the (Peso)60 million in the same period in 2002 due to lower inventory levels as a result of higher handset issuances from Globe Group’s subscriber acquisition efforts. Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the excess of the cost over the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is non-moving for more than a year. A 50% allowance is provided for slow-moving items.

Globe Group recognized provisions for impairment losses on property and equipment and other probable losses of (Peso)219 million for the nine months ended 30 September 2003 compared to (Peso)109 million in the same period in 2002. During the second quarter of 2003, Globe Telecom recognized a provision for probable losses amounting to (Peso)110 million related to certain cable systems which have been deactivated and were the subject of ongoing talks for decommissioning among the cable parties and operators. The investment in cable systems was subsequently written off in the third quarter of 2003 and was shown as Losses on Retirement of Investments in Cable Systems in the consolidated statements of income.

Consolidated EBITDA in the first nine months of 2003 was (Peso)19,664 million compared to (Peso)16,935 million for the same period in 2002. Consolidated EBITDA is defined as consolidated earnings before interest, taxes and depreciation and amortization. Consolidated EBITDA margin for the nine month period ended 30 September 2003 was 56% compared to 59% for the same period in 2002. EBITDA margin is computed on the basis of net service revenues.

During the first half of 2003, Innove recognized full provisions for its 4.25% equity investment in C2C Holdings Pte. Ltd. (C2C Holdings) amounting to (Peso)895 million. The provisions were made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C Pte. Ltd. (C2C) until the end of its economic useful life and after considering the increased potential risk to the restructuring of C2C’s debt. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings. As of 30 September 2003, the carrying value in the investment in C2C Holdings has been fully provided.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C, the company that owns the C2C cable network. Aside from Innove’s equity stake in C2C Holdings, Globe has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Innove’s full provision against the equity investment in the holding company, Globe recognizes the long-term benefits of its purchased capacity in C2C and its investment in the cable landing station. Aside from servicing the network requirements of both Globe and Innove, the Company has started benefiting from savings on lower bandwidth costs.

The C2C cable network started full commercial operations in March 2002. C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, Philippines and the USA.

Details of consolidated Other Expenses – net for the period ended 30 September 2003 and 2002 are as follows:

For the three months ended 30 September (In Million Pesos)	Globe Group
	2003	2002	YoY change
Interest Income	201	121	66%
Interest Expense	(1,175)	(1,148)	2%
Capitalized Interest Expense	150	67	124%

Net Interest Expense	(824)	(960)	-14%

Swap Costs and Other Financing Charges	(488)	(348)	40%
Provision for Impairment in Value of Investments in Shares of Stock	(1)	—	—
Provision for Losses on Retirement of Property & Equipment	—	(2,202)	-100%
Provision for Restructuring Costs on Network Integration	—	(205)	-100%
Equity in Net Loss of Investee Company	0	0	—
Others – net	434	321	35%

Sub-Total	(55)	(2,434)	-98%

Total Other Expenses	(879)	(3,394)	-74%

For the nine months ended 30 September (In Million Pesos)	Globe Group
	2003	2002	YoY change
Interest Income	617	312	98%
Interest Expense	(3,461)	(3,091)	12%
Capitalized Interest Expense	466	330	41%

Net Interest Expense	(2,378)	(2,449)	-3%

Swap Costs and Other Financing Charges	(1,483)	(949)	56%
Provision for Impairment in Value of Investments in Shares of Stock	(906)	0	—
Provision for Losses on Retirement of Property & Equipment	0	(2,202)	-100%
Reversal of Provision (Provision) for Restructuring Costs on Network Integration	113	(205)	-155%
Equity in Net Earnings (Loss) of Investee Company	(4)	1	-500%
Others – net	873	351	149%

Sub-Total	(1,407)	(3,004)	-53%

Total Other Expenses	(3,785)	(5,453)	-31%

Globe Group posted total net interest expense of (Peso)2,378 million and (Peso)2,449 million for the first nine months ended 30 September 2003 and 2002, respectively. For the quarters ended 30 September 2003 and 2002, interest expense (net of interest income and capitalized interest) decreased by 14% due to higher interest income for the period. Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; (b) is suspended during extended periods in which active development is interrupted; and (c) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

As of 30 September 2003, Innove’s accrual for restructuring costs related to the wireless network integration amounted to (Peso)25 million. As of 30 September 2003, Innove has substantially completed the equipment deinstallation activities as well as lease pretermination which involved negotiations with the lessors. The related costs incurred were lower than the estimated costs provided for in 2002. Accordingly, the excess provision amounting to (Peso)113 million was reversed in June 2003.

The increase in swap costs and other financing charges is attributed to bond redemption costs of (Peso)404 million incurred for the first nine months of 2003 arising from the partial redemption of the 13% bonds due 2009. Other income increased by 149% (on a year-on-year basis) primarily from lease income and service fees from the C2C landing station, Innove’s reversal of long outstanding payables and net foreign exchange gain in 2003.

Consolidated earnings before interest and taxes (EBIT) amounted to (Peso)10,869 million in the first nine months of 2003 compared to (Peso)9,236 million for the same period in 2002. For the quarter ended 30 September 2003, EBIT increased by 21% to (Peso)3,791 million compared to (Peso)3,140 million for the same period in 2002 as a result of higher operating revenues despite a 67% and 7% increase in costs and expenses and depreciation and amortization, respectively.

For the nine months ended 30 September 2003, Globe’s provision for current and deferred income tax amounted to (Peso)1,104 million or an effective income tax rate of 18% of net income before tax and its share in Innove’s net income compared to (Peso)2,030 million and 22% for the same period in 2002, respectively. The lower effective tax rate compared to the 32% statutory rate is due to the income tax relief provided by the three-year income tax holiday incentive on Globe’s wireless expansion program registered with the Board of Investments effective 01 April 2002. Of the consolidated provision of (Peso)376 million, provision for current income tax amounted to (Peso)497 million. The balance of (Peso)121 million accounts for the differences in the tax and financial reporting bases of certain assets and liabilities. This includes the impact of the reversal of Innove’s valuation allowance of (Peso)755 million as discussed in the succeeding paragraph but excludes the impact of the reversal of net deferred tax liabilities amounting to (Peso)366 million attached to the wireline assets and liabilities transferred to Innove. The reversal was made against the “Investment in Innove” account consistent with the treatment of the transfer as a capital transaction between related parties.

Innove reversed (Peso)755 million of the valuation allowance that had been set up against its deferred tax asset account in previous years. Since Innove had been in a taxable operating loss position in the years prior to 2003, it was uncertain if Innove could realize its deferred tax assets. A valuation allowance had therefore been set up against the account. Innove has been in a taxable operating income position this year. As it is now probable that its deferred tax assets could be realized, a portion of the valuation allowance was reversed in the third quarter of 2003.

Consolidated net income increased by 91% year-on-year to (Peso)8,392 million before provisions against Innove’s C2C equity investment and amounted to (Peso)7,497 million for the first nine months of 2003, after a total provision of (Peso)895 million related to the C2C investment. Excluding the effect of the (Peso)895 million provision, consolidated net income grew by 70% from the same period in 2002 due to improved operating results driven by the wireless business. Accordingly, basic and diluted earnings per common share were (Peso)49.01 and (Peso)48.91, respectively, for the first nine months of 2003. For the same period in 2002, basic and diluted earnings per share were (Peso)28.65. The increase in earnings per share was due to improved operating results for the first nine months of 2003. Basic earnings per share (EPS) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares, if any, as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted. In 2002, convertible preferred shares were not included in the calculation of diluted EPS since their inclusion would be anti-dilutive.

Globe Group adopted SFAS 38/IAS 38 (as revised), “Intangible Assets” effective 01 January 2003. SFAS 38/IAS 38 prescribes the accounting and disclosure for intangible assets that are not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research, and development activities. As a result of the adoption, Globe Group charged its unamortized preoperating expenses as of 01 January 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of related business. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 have been restated in conformity with the benchmark treatment of a change in accounting policy. The change increased the net income by (Peso)18.40 million net of related tax of (Peso)7.89 million both for the three months ended 30 September 2002 and 2003 and (Peso)55 million net of related tax of (Peso)23 million, both for the nine months ended 30 September 2002 and 2003, representing amortization that would have been charged for these periods. Retained earnings as of 01 January 2003 have been reduced by (Peso)242 million, net of related deferred income tax of (Peso)105 million, consisting of unamortized preoperating expenses as of adoption date. Consequently, the change also increased basic earnings per share both for the nine months ended 30 September 2002 and 2003 by (Peso)0.36, net of related tax.

Foreign Exchange Exposure

The Philippine Peso closed at (Peso)54.877 on 30 September 2003 compared to (Peso)52.410 at 30 September 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, Globe Group reported net foreign currency revaluation losses amounting to (Peso)971 million and (Peso)841 million for the three months and nine months ended 30 September 2003, respectively.

The foreign exchange differentials arising from the remeasurement of foreign-currency denominated accounts other than those relating to the liabilities or borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to (Peso)142 million and (Peso)206 million gains for the three months and nine months ended 30 September 2003, respectively. Globe Group’s foreign exchange differentials arising from the remeasurement of foreign currency denominated liabilities or borrowed funds covered by swap agreements amounted to (Peso)370 million and (Peso)285 million losses for the three months and nine months ended 30 September 2003, respectively. This loss was offset by the translation gain from the related currency swaps.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency denominated liabilities used to finance the acquisition and installation of Globe Group’s property consisted of foreign exchange losses amounting to (Peso)743 million and (Peso)762 million for the three months and nine months ended 30 September 2003, respectively. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 30 September 2003, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)5,301 million net of accumulated depreciation of (Peso)1,963 million.

Upon business combination with Innove in 2001, Globe Group recorded the new cost basis for Innove’s assets and liabilities arising from the allocation of the purchase price over the fair value of Innove’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Innove as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of Globe Group’s new cost basis of Innove property and equipment as of 30 September 2001. As of 30 September 2003, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Innove’s property and equipment amounted to (Peso)2,606 million and (Peso)247 million respectively.

SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after 01 January 2005. Accordingly, Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective 01 January 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative financial statements will be restated.

To mitigate foreign exchange risk, Globe Group enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage Globe Group’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long term foreign currency denominated loans, Globe Group enters into long term foreign currency swap contracts to manage its foreign exchange and interest rate exposures.

As of 30 September 2003, Globe had US$357 million in outstanding foreign currency swap agreements, some of which have option features. As of 30 September 2003, Globe had no outstanding short term deliverable currency forward contracts. Globe also has outstanding interest rate swaps, under which it effectively swaps some of its floating rate U.S. dollar-denominated loans into fixed rate, with semi-annual payment intervals up to August 2007. The swaps had a total outstanding notional amount of US$120 million as of 30 September 2003.

As of 30 September 2003, Globe and Innove had investments in US Dollar Linked Peso Notes (“DLPN”) with a face value totaling (Peso)1,190 million maturing in November 2003, November 2004 and December 2005. The Notes are issued by the Republic of the Philippines (ROP), denominated in Philippine Pesos, with coupon payments and redemption amounts adjusted for the appreciation or depreciation of the US dollar to the Philippine peso exchange rate. As such, the instrument behaves similarly to a US-dollar asset. Globe and Innove sold US$22 million non-deliverable currency forward contracts to fix the Philippine peso cash flows from coupon and redemption of the DLPNs.

Globe has an investment in U.S. Dollar Notes (“US$ Notes”) issued by a foreign financial institution with remaining tenor of one year totalling US$15 million. The interest rate of the US$ Notes is based on LIBOR plus spread payable semi-annually, with an early redemption feature triggered by specified credit events of the ROP. The credit events include: failure to pay, obligation acceleration, repudiation/moratorium/sovereign event and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, the Issuer may redeem the US$ Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria and agreed computations.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe Group amounted to US$14 million ((Peso)782 million) based on the mark-to-market valuation as of 30 September 2003 provided by counterparty banks. Such unrealized mark-to-market gain or loss is not included in the determination of net income.

The amount of US$ debt swapped into pesos and peso-denominated debt accounts for approximately 50% of consolidated loans as of 30 September 2003.

Consolidated foreign currency linked revenues were 30% of total net revenues for the period ended 30 September 2003 versus 26% for the same period in 2002. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Currency Exchange Rate Adjustment or CERA mechanism, under which Globe Group has the ability to pass the effects of local currency depreciation to its subscribers.

Liquidity and Capital Resources

Consolidated assets as of 30 September 2003 amounted to (Peso)144,755 million compared to (Peso)133,621 million for the same period in 2002.

As of 30 September 2003, current ratio on a consolidated basis was 1.23:1 compared to 1.07:1 for the same period in 2002. Consolidated cash, cash equivalents and short term investments was at (Peso)20,360 million at the end of the nine month period. Gross debt to equity ratio of 1.00:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants compared to the 1.10:1 level for the same period in 2002.

Consolidated cash flow from operations amounted to (Peso)16,245 million for the nine months ended 30 September 2003 from (Peso)15,876 million for the same period in 2002.

	Globe Group
As of and for the nine months ended 30 September	2003	2002	YoY change
Capital Expenditures (Cash)	13,324	12,814	4%
Project Accruals [1]	(1,641)	3,226	-151%

Total Capital Expenditures	11,683	16,040	-27%

Total Capital Expenditures / Service Revenues (%)	33	56

[1]	Project accruals are non-cash liabilities related to the acquisition of property and equipment pertaining to the portion of projects which have been completed or are being completed but have not yet been paid or are covered by supplier financing.

Consolidated cash used in investing activities amounted to (Peso)10,715 million in the first nine months of 2003 compared to (Peso)13,367 million in the same period in 2002. Consolidated cash capital expenditures in the first nine months of 2003 amounted to (Peso)13,324 million. Non-cash charges in property and equipment relating to changes in project accruals reflect net payments for project costs that had been put in operation in prior periods such that consolidated cash and non-cash capital expenditures for the period amounted to (Peso)11,683 million. Globe Group expects to commit up to US$367 million ((Peso)20 billion) in capital expenditures within the year although a portion of it may be paid in 2004. A substantial amount of these expenditures will be spent investing in its wireless network and infrastructure. Globe Group intends to finance this expenditure through a combination of any of the following: vendor and bank financing, and internally-generated cash flow.

Consolidated cash used in financing activities for the first nine months of 2003 amounted to (Peso)5,517 million compared to (Peso)6,243 million provided by financing activities for the same period in 2002. Consolidated total debt as of 30 September 2003 amounted to (Peso)56,059 million of which only (Peso)7,911 million (US$144 million) was short-term debt. Loan repayments of Globe Group for the first nine months of 2003 amounted to (Peso)8,960 million (US$163 million). The average annual principal repayment of existing consolidated debt for the next three years is US$310 million which includes the repayment of the 13% bonds due 2009 which will become due if Globe exercises its right to call the bonds which they can do on or after 01 August 2004. The average annual principal repayment of existing consolidated debt for the next three years is US$180 million (excluding repayment of the 13% bonds due 2009). As of 30 September 2003, Globe Group redeemed US$44 million of the 2009 Senior Notes.

Stockholders’ equity was (Peso)56,210 million as of 30 September 2003. As of 30 September 2003, there were 151.9 million common shares and 158.5 million preferred shares issued and outstanding.

Preferred stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at a price which shall not be less than the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	Voting rights;

(f)	The Globe Group has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

In 2002, The Board of Directors (“BOD”) of Globe Group approved the declaration of dividends amounting to (Peso)64 million payable to preferred stock “Series A” shareholders. On 27 December 2002 and 17 March 2003, Globe Group made partial payments of dividends totaling to (Peso)111 million to its preferred stock “Series A” shareholders including dividends declared in 2001 amounting to (Peso)47 million. As of 30 September 2003, the dividends in arrears for preferred stock “Series A” shareholders amounted to (Peso)51 million.

On 29 January 2002, the BOD of Globe Group approved the declaration of a 25% stock dividend for common stockholders as of record date 30 April 2002. The stock dividends declaration was approved by Globe Telecom stockholders on 11 April 2002 and approved by the Philippine SEC in June 2002. A total of 30,379,672 additional common shares were issued in June 2002 as payment for the said stock dividends. The stock dividends were issued at par out of additional-paid-in-capital. Additionally, on 06 May 2003, Globe Group paid a cash dividend of (Peso)14 per share to all common stockholders as of record date 21 April 2003. On the basis of the 151.9 million shares outstanding as of 31 December 2002, the declared cash dividend amounted to (Peso)2,127 million or 31% of net income for 2002.

Consolidated Return on Average Equity (“ROE”) for the nine month period ended 30 September 2003 stood at 19%.

Recent Developments:

In August 2003, the NTC approved the final application of Globe and Islacom to integrate the wireline voice and data services under Innove (formerly Islacom). This approval also authorized the transfer of Globe’s wireline voice and data assets to Innove, as well as rights and subscriber contracts and the joint use of certain facilities. The NTC approval of the legal transfer became effective on 25 August 2003. Additionally, on 25 August 2003, Globe Telecom announced the approval by the SEC of the change in name of Globe’s wholly-owned subsidiary, Islacom to Innove Communications, Inc. Starting 01 October 2003, all wireline voice and wireline data services will be under Innove. On 01 October 2003, Globe transferred 554 of its wireline employees to Innove as part of the consolidation of its wireline operations to Innove. Innove will market and sell Globelines and GlobeQuest services while Globe Telecom will continue to focus on its wireless services. However, Innove continues to remain as a 100% wholly-owned subsidiary of Globe.

On 14 August 2003, Globe Group announced that Moody’s Investor Service has upgraded Globe Telecom’s senior implied and senior unsecured ratings to Ba2 from Ba3. The upgrade reflects ongoing improvements in Globe Group’s financial and regulatory risk profile and concludes the review for possible upgrade which commenced on 22 April 2003.

On August 2003, Globe Group launched the G-plan Opti-SIM exclusively for its postpaid subscribers. It has 128K memory which gives the subscriber a 750 number phonebook memory, 100 message memory, “myOrganizer” and a full myGlobe menu. The large phonebook and message memory gives flexibility to the subscriber and myOrganizer keeps track of appointments and activities while the built-in customizable myGlobe menu provides convenience and easy accessibility to the subscriber.

On 30 August 2003, Globe limited its free General Packet Radio Service (“GPRS”) Wireless Access Protocol (“WAP”) browsing access on its WAP service to the myGlobe.com.ph site. It was effected to avoid congestion due to unusually heavy traffic to other free WAP sites which caused WAP timeouts in the network. Globe has offered GPRS WAP browsing for free to WAP subscribers since its network roll-out in December 2001. Globe temporarily limited access to make way for technical solutions to resolve issues with the service.

On 16 September and 01 October 2003, Innove’s Touch Mobile and Globe’s Prepaid Plus implemented a new “Free Text Scheme.” The new scheme will be based on the call credits loaded and will allow the subscriber to earn more free text messages depending on the call card denomination loaded. Below are the call card denominations and their corresponding free text messages.

GLOBE HANDYPHONE PREPAID PLUS
CALL CARD DENOMINATION	NUMBER OF FREE SMS
P100	0
P250	30
P300	35
P500	85
P1000	250

INNOVE TOUCH MOBILE
CALL CARD DENOMINATION	NUMBER OF FREE SMS
P50	0
P100	0
P200	25
P300	35
P400	60
P500	85

On 22 September 2003, Globe Group filed an application with the SEC for the registration of its planned (Peso)2.7 billion bond issue. The bonds, which will be utilized for refinancing, were assigned a rating of Aaa by the Philippine Ratings Services Corporation. This is the highest rating a bond issue can receive signifying that the issue carries the smallest degree of investment risk.

On 28 September 2003, Globe Group made available its X-treme Memory SIM for its prepaid subscribers. The new Globe Prepaid X-treme Memory SIM is powered by the highest memory capacity available in the prepaid cellular market today. Aside from a phonebook memory of 500 contacts, it has the ability to store 80 text messages and allows the subscriber to personalize his menu under myGlobe Favorites.

On 30 September 2003, Innove launched the “TM Family Auto Load” service that allows subscribers to purchase selected prepaid credits at a discount and share these with TM subscribers. With the TM Family Auto Load service, subscribers can check issued credits, prepaid credit balance and change PINs over-the-air without calling Globe’s “211” service. The life of the TM Family Auto Load SIM is dependent on the call card and account balance in the subscribers’ personal wallet.

On 15 October 2003, Globe announced that Globe Handyphone and Innove Touch Mobile subscribers may send and receive MMS (MultiMedia Messaging Service) messages to and from SMART/Talk & Text subscribers. MMS messages sent will be initially billed at (Peso)5.00 per message.

On 16 October 2003, Globe approved the purchase of 12 million common shares from DeTeAsia Holdings GmbH (“DeTeAsia”) at (Peso)680 per share for a total of (Peso)8.16 billion. This purchase is equivalent to 7.9% of Globe’s total outstanding common shares. DeTeAsia’s offer to sell all or part of its 37.7 million shares had earlier been accepted by Ayala Corporation (“Ayala”) and Singapore Telecom International Pte. Ltd (“STI”),

a wholly-owned subsidiary of Singapore Telecommunications, Ltd. (“Singtel”). Ayala and STI then gave Globe an option to participate in the transaction by allowing them to buy back a portion of the shares of DeTeAsia. With Globe’s decision to participate, the DeTeAsia shares were sold as follows: Ayala at 10.04 million shares, STI with 15.64 million shares and Globe with 12 million shares. (Please refer to the table below for details of Globe’s Ownership Structure After the Buyback)

Globe’s Ownership Structure After the Buyback
Stockholders	Common	% of Common	Preferred	% of Preferred	Total	% of Total
Ayala Corp.*	59,786,020	42.7%	—	—	59,786,020	20.0%
ST	59,786,020	42.7%	—	—	59,786,020	20.0%
DT	98	0.0%			98	0.0%
Asiacom	0	0.0%	158,515,021	100%	158,515,021	53.1%
Public	20,333,260	14.5%	—	—	20,333,260	6.8%
Total	139,905,400	100.0%	158,515,021	100%	298,420,421	100.0%

*	Denotes effective ownership figures of Ayala Corporation which includes shares owned by a subsidiary where it has full voting power

The proposal was evaluated and approved by the Special Committee, organized by the Board of Directors for this purpose, which was made up of three directors who are not executives of Ayala, Singtel or Deutsche Telekom AG (“DT”), DeTeAsia’s parent. The Special Committee approved the Company’s participation on the basis that the transaction will facilitate improved shareholder returns and result in a more optimum capital structure.

Globe’s participation in the form of a buyback provides earning per share accretion of 8.6% since, by distributing earnings over the reduced number of shares outstanding after the buyback, the computed earnings per share will be higher than if the buyback had not occurred. This buyback of shares and the related earnings per share accretion is expected to benefit all shareholders by providing support for Globe’s share price while still keeping the Company’s financial leverage at comfortable levels. On 21 October 2003, Globe disclosed to the SEC that it had signed a definitive agreement to purchase Twelve Million (12,000,000) shares of the common stock of Globe Telecom from DeTeAsia at a price of Pesos Six Hundred Eighty ((Peso)680) per share. Globe closed its purchase of common shares from DT on 24 October 2003.

On 13 October 2003, Globe launched its Auto Load Advantage Program which is a member-get-member program, open to Globe Handyphone Prepaid Plus and Innove Touch Mobile subscribers, that allows for easier reloading of call credits (no scratching of call cards, no dialing and no keying in of PINs) and the subscriber earns from his own monthly reloads and the reloads of his other members. Subscribers can choose from fixed monthly or real-time reloading of call credits. For fixed monthly reloading, available denominations are: (Peso)300 and (Peso)500 for Globe Handyphone Prepaid Plus, and (Peso)200 and (Peso)400 for Innove Touch Mobile. For real-time reloading, available denominations are: (Peso)100, (Peso)300, and (Peso)500 for Globe Handyphone Prepaid Plus; (Peso)50, (Peso)100, (Peso)200, and (Peso)400 for Innove Touch Mobile.

On 20 October 2003, Standard & Poor’s (“S&P”) Ratings Services issued a disclosure regarding Globe’s share buyback transaction. S&P announced that Globe Telecom Inc.’s 12 million share buyback transaction from Deutsche Telekom AG’s holdings has no impact on Standard & Poor’s rating or outlook on the Company. According to S&P, “The share buyback is not a part of its financial policy. The Company is not expected to conduct a further buyback in the near term.” Additionally, S&P mentioned that Globe’s “leverage and cash flow protection measures are expected to remain within the rating parameters.”

Effective 30 October 2003, Globe Prepaid Plus subscribers will be able to receive information on their account balance via SMS. Additionally, subscribers will also receive information on their remaining number of free SMS. To receive account balance information, a Globe Prepaid subscriber just has to dial 222 and press send. The subscriber will automatically receive an advisory, via SMS, stating his account balance, remaining free SMS and time and date of inquiry. Since the account balance will be in the form of a text advisory, subscribers may now save the update into their phones and refer to these updates later on to track usage and cellphone expenses. Account balance inquiries will be free of charge.

On 07 November 2003, Globe launched its “Globe Autoload Max” service which allows over-the-air loading of call credits, by retailers all over the country, for Globe Handyphone Prepaid Plus and Touch Mobile subscribers. Prepaid subscribers can now reload anytime and anywhere, without the need for plastic cards and personal identification numbers (“PIN”) to be keyed in, from retailers all over the country. Initially the following denominations are available – (Peso)100, (Peso)300 and (Peso)500.

FORWARD LOOKING STATEMENTS

This report contains certain “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include words or phrases such as we “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are, by their nature, subject to significant risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: general economic and business conditions in the Philippines; changes in the value of the Peso and other currency changes; changes in Philippine and international interest rates; changes in the cost of equipment that we import as part of our network expansion; increasing competition in and conditions of the Philippine telecommunications industry; our ability to grow our subscriber base for wireless services; demand for telecommunications services in the Philippines; our ability to enter into various financing arrangements; changes in laws and regulations that apply to the Philippine telecommunications industry; changes in political conditions in the Philippines; and changes in foreign exchange control regulations in the Philippines.

You should consider these factors carefully in evaluating any forward-looking statements and should not place undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this quarterly report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend to, update or revise our forward-looking statements after the date hereof, whether as a result of new information, future events or otherwise.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. Dollar. Our revenues are generated in U.S. Dollars and Pesos while substantially all our capital expenditures and debt are in U.S. Dollars. The depreciation in the Peso has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. The Peso closed at (Peso)54.877 on 30 September 2003 from (Peso)52.410 at 30 September 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, we reported net foreign currency revaluation losses amounting to (Peso)841 million (US$15.32 million) for the nine months ended 30 September 2003 compared to (Peso)453 million (US$8.25 million) for the same period in 2002.

The foreign exchange differentials arising from the remeasurement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)206 million (US$3.75 million) for the nine months ended 30 September 2003. Our foreign exchange differentials arising from the remeasurement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)285 million (US$5.19 million) loss for the nine months ended 30 September 2003. This loss was offset by an equivalent translation gain from the related currency swaps.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency denominated liabilities used to finance the acquisition and installation of the Globe Group’s property consisted of foreign exchange losses amounting to (Peso)762 million (US$13.89 million) for the nine months ended 30 September 2003. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 30 September 2003, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)5,301 million (US$96.60 million) net of accumulated depreciation of (Peso)1,963 million (US$35.77 million).

As of 30 September 2003, we had total debt of (Peso)56 billion (US$1,021.54 million) of which (Peso)48 billion (US$873.21 million) was denominated in U.S. Dollars and US$357 Million or 40% of the total U.S. Dollar debt was hedged by means of cross currency swaps. The total amount of U.S. Dollar debt swapped into Pesos and Peso-denominated debt was approximately 50% of our total debt at 30 September 2003.

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure. We have outstanding interest rate swap agreements, under which we effectively swap a portion of a floating rate U.S. Dollar-denominated loan into fixed rate, with semi-annual payment intervals up to August 2007. The swaps have an outstanding notional amount of US$120 million as of 30 September 2003.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the three and nine months ended 30 September 2003 if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Three months ended 30 September, 2003
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	6.4%	5.9%
10% Interest rate change	-0.6%	-0.6%

	Nine months ended 30 September, 2003
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	8.4%	8.2%
10% Interest rate change	-0.7%	-0.6%

PART II – OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

On 07 February 2003, AT&T and WorldCom filed a petition before the United States Federal Communications Commission (US FCC) seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier is in a position to exercise its market power to negotiate a more favorable agreement from one US carrier and extract the same terms from other US carriers. Globe Telecom received a copy of the Order dated 10 March 2003 from the Chief, International Bureau of the U.S. FCC suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, the Philippine National Telecommunications Commission (NTC) issued an Order on 12 March 2003 ordering Philippine carriers not to accept traffic from US carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Globe Telecom has notified AT&T of its position and has demanded prompt payment of various sums owed by AT&T. As of 25 March 2003, Globe suspended receipt of traffic from AT&T. On 10 April 2003, Globe filed a Petition for Review with the US FCC seeking to lift the Order of the International Bureau. Proceedings on the Petition are ongoing.

Globe Telecom has, in a public statement, reassured its customers of voice services that calls to and from the United States will be completed and will not be hampered by the ongoing dispute or the stop payment order issued by the U.S. FCC. Traffic to and from the U.S. passes through a number of routes aside from direct circuits with U.S. carriers. AT&T itself has admitted in its filings before the U.S. FCC that it continues to find alternate routes for its Philippines-terminating traffic. Traffic passing through leased lines, such as those of call centers, are unaffected by the ongoing dispute which relates to termination rates for public switched voice services. Globe Telecom also reiterated in a public statement that it remains open to negotiations and commercial transactions with carriers who pay for services rendered. However, it will not accept voice traffic from carriers who are unwilling or unable to pay for voice interconnect services. As of 30 September 2003, Globe had net traffic settlement receivables of US$3.59 million from AT&T, net of provision for doubtful accounts of US$0.11 million. Globe continues to be in discussions with AT&T. However, no commercial agreements have been reached yet. On 17 October 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from US facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties. However, Globe has not yet come to an agreement with any of the US carriers on a mutually acceptable rate (whether final or interim).

ITEM 6. EXHIBIT INDEX

Exhibit	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.

3.2*	Amended by-laws of Globe Telecom, Inc.

4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.3*	Amended and Restated Indenture dated as of October 24, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

11.1	Statement re computation of earnings per share

12.1	Statement re computation of ratio of earnings to fixed charges

*	Filed previously and incorporated by reference to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and the annual report for the year ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Globe Telecom, Inc.

By:	/s/ Delfin C Gonzalez, Jr.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: November 14, 2003

Exhibit 11.1

Globe Telecom’s earnings per share amounts for the three months ended September 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	3,127,538	(Peso)	1,286,696	(Peso)	3,127,538	(Peso)	1,286,696
Less dividends on preferred shares		16,398		14,651		—		14,651

Net income available to common shares	(Peso)	3,111,140	(Peso)	1,272,045	(Peso)	3,127,538	(Peso)	1,272,045

Weighted average number of shares		151,905		151,907		151,905		151,907
Dilutive shares arising from:
Convertible preferred shares		—		—		1,201		—
Stock options		—		—		37		1

		151,905		151,907		153,143		151,908

Per share figures	(Peso)	20.48	(Peso)	8.37	(Peso)	20.42	(Peso)	8.37

Globe Telecom’s earnings per share amounts for the nine months ended September 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	7,496,522	(Peso)	4,401,318	(Peso)	7,496,522	(Peso)	4,401,318
Less dividends on preferred shares		51,328		48,919		—		48,919

Net income available to common shares	(Peso)	7,445,194	(Peso)	4,352,399	(Peso)	7,496,522	(Peso)	4,352,399

Weighted average number of shares		151,905		151,905		151,905		151,905
Dilutive shares arising from:
Convertible preferred shares		—		—		1,325		—
Stock options		—		—		37		1

		151,905		151,905		153,267		151,906

Per share figures	(Peso)	49.01	(Peso)	28.65	(Peso)	48.91	(Peso)	28.65

Exhibit 12.1

Globe Telecom, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Million Pesos Except Ratios)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
		(As restated)		(As restated)
US GAAP:
Earnings:
Income before income tax under U.S. GAAP	1,872.5	1,508.3	7,141.7	6,233.2
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,123.8	1,191.7	3,290.5	2,948.0
Interest component of rent expense	1.1	1.1	1.6	7.2
Dividends on preferred shares	16.4	14.6	51.3	48.9

	3,013.8	2,715.7	10,485.1	9,237.3

Fixed Charges:
Interest expense and other charges (including capitalized)	1,323.9	1,280.3	3,893.9	3,352.7
Interest component of rent expense	1.1	1.1	1.6	7.2
Dividends on preferred shares	16.4	14.6	51.3	48.9

	1,341.4	1,296.1	3,946.8	3,408.8

Ratio of Earnings to Fixed Charges	2.2	2.1	2.7	2.7

Philippine GAAP
Earnings:
Income before income tax under Philippine GAAP	2,765.8	2,058.2	7,872.9	6,474.2
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,123.8	1,191.7	3,290.5	2,948.0
Interest component of rent expense	1.1	1.1	1.6	7.2
Dividends on preferred shares	16.4	14.6	51.3	48.9

	3,907.1	3,265.6	11,216.3	9,478.3

Fixed Charges:
Interest expense and other charges (including capitalized)	1,323.9	1,280.3	3,893.9	3,352.7
Interest component of rent expense	1.1	1.1	1.6	7.2
Dividends on preferred shares	16.4	14.6	51.3	48.9

	1,341.4	1,296.1	3,946.8	3,408.8

Ratio of Earnings to Fixed Charges	2.9	2.5	2.8	2.8